PART II - OFFERING CIRCULAR

Dated July 11, 2016

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

HYGEN INDUSTRIES, INC.

11693 San Vicente Boulevard, Suite 445

Los Angeles, California 90049

admin@hygen.com

www.hygen.com

$20,000,000

4,000,000 Shares of Common Stock at $5.00 per Share

Minimum Investment: 150 Shares ($750)

FORM 1-A: TIER 2

 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A For general information on investing, we encourage you to refer to www.investor.gov.

	Price to public	Underwriting discount and commissions (1)	Proceeds to Company (2)	Proceeds to other persons

Per share	$ 5.00	(1)	$ 5.00	$ 0
Total (3):	$20,000,000	(1)	$ 20,000,000	$ 0

This offering will terminate on January __, 2017, unless extended by us for up to an additional 180 days or terminated sooner by us in our discretion regardless of the amount of capital raised (the "Sales Termination Date").  There is no minimum offering proceeds required of us in this offering and therefore no contingent subscription escrow will be established for subscription funds.  Subscription funds may be transferred by us directly from the administrative escrow account into our operating account for use as described in this Offering Circular.  Accordingly, all investor funds will be immediately available to us upon commencement of this offering.  No investor funds will be returned to any subscriber if an insufficient amount of capital is raised from this offering to enable the Company to implement its business plan.

__________________________

(1)      The shares will be offered on a "best-efforts" basis. We have entered into a posting agreement with StartEngine CrowdFunding, Inc. to post our offering materials on its website, www.startengine.com, from which the Company will conduct this offering.  The Company has agreed to pay fees and issue warrants to purchase its common stock to StartEngine CrowdFunding, Inc. as compensation for its posting services.  We expect to enter into service agreements with FundAmerica Securities, LLC, a member of FINRA, to provide subscription and escrow administrative services for the offering.  FundAmerica Securities, LLC is not an underwriter and will not be paid selling commissions or underwriting fees, but will be paid service fees.  While currently we intend to make the offering exclusively through the StartEngine portal, in the future we may change this policy and also offer the shares through our officers, directors and employees, and possibly through broker-dealers who are registered with the Financial Industry Regulatory Authority ("FINRA"), or through other independent referral sources.  Selling commissions may be paid to broker-dealers, if any, who are members of FINRA with respect to sales of shares made by them.  We may also pay incentive compensation to registered broker-dealers in the form of common stock or warrants in us.  We will indemnify participating broker-dealers and other parties with respect to disclosures made in the Offering Circular.

(2)       The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, referral fees, selling and other costs incurred in the offering of the shares.  See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION."

(3)      The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings.  The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A.  We have the option in our sole discretion to accept less than the minimum investment from a limited number of subscribers.  "TERMS OF THE OFFERING."

THIS OFFERING CIRCULAR IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, NOR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING.  IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.  HOWEVER, THIS IS A SUMMARY ONLY AND DOES NOT PURPORT TO BE COMPLETE.  ACCORDINGLY, REFERENCE SHOULD BE MADE TO THE CERTIFICATION OF RIGHTS, PREFERENCES AND PRIVILEGES AND OTHER DOCUMENTS REFERRED TO HEREIN, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

_____________________________________

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

_____________________________________

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.  EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS INVESTMENT.

JURISDICTIONAL (NASAA) LEGENDS

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

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TABLE OF CONTENTS

SUMMARY OF RISK FACTORS	1

INVESTMENT SUMMARY	4

USE OF PROCEEDS	5

BUSINESS	7

RISK FACTORS	22

DIVIDEND POLICY	28

CAPITALIZATION	28

DILUTION	29

MANAGEMENT	30

PRINCIPAL SHAREHOLDERS	36

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	37

DESCRIPTION OF CAPITAL STOCK	37

ERISA CONSIDERATIONS	37

TERMS OF THE OFFERING	39

PLAN OF DISTRIBUTION	40

REPORTS TO SHAREHOLDERS	42

ADDITIONAL INFORMATION	42

FINANCIAL STATEMENTS OF THE COMPANY	43

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	45

EXHIBITS

SUBSCRIPTION DOCUMENTS	A

-ii-

SUMMARY OF RISK FACTORS

The purchase of shares of our common stock involves substantial risks.  Each prospective investor should carefully consider the following risk factors, in addition to any other risks associated with this investment, and should consult with his own legal and financial advisors.

Cautionary Statements

The discussions and information in this Offering Circular may contain both historical and forward-looking statements.  To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements.  We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations.  The differences may be caused by a variety of factors, including but not limited to:

  Lack of market acceptance of our renewable hydrogen fuel and fueling stations.

  Inability to finance the construction of renewable hydrogen fueling stations due to a lack of government grants, private capital and cash flow.

  Inability to find suitable sites for our planned renewable hydrogen fueling stations.

  Failure of the automobile manufacturing companies to make or sell hydrogen fueled cars for consumers or fleets.

  Delays in obtaining critical components from suppliers, causing delays in station construction and possible reduction of government grants.

  Heavy design, construction and development expenditures by us without revenue, resulting in substantial operating deficits, especially in the early years of operation.

  Intense competition, including entry of new competitors.

  Lack of demand for renewable hydrogen as a transportation fuel.

  Failure to obtain additional government grants and possible loss of all or a portion of existing government grants due to our failure to satisfy certain timing and other conditions.

  Adverse federal, state, and local government regulation.

  Contraction of the market for renewable hydrogen due to government policy or consumer preference.

  Unexpected costs and operating deficits.

  Lower sales and revenue than forecast.

  Default on leases or other indebtedness.

  Loss of suppliers and supply.

  Price increases for capital, supplies and materials.

  Inadequate capital and financing.

  Failure to obtain customers, loss of customers and failure to obtain new customers.

  The risk of litigation and administrative proceedings involving us or our employees.

  Loss of or inability to obtain government licenses and permits.

  Adverse publicity and news coverage.

  Inability to carry out marketing and sales plans.

  Loss of key executives.

  Losses from theft that cannot be recovered.

  Other specific risks that may be alluded to in this Offering Circular or in other reports issued by us or third party publishers.

We have a limited operating history and have yet to earn a profit or revenue, which makes it difficult to accurately evaluate our business prospects.  We have limited assets, limited operating history, and no operating revenue to date.  Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and competitive environment in which start-up companies operate.

We have only conducted a limited number of market studies.  We have only conducted limited formal market studies concerning the demand for our proposed renewable hydrogen fueling stations.  There is no independent confirmation of public acceptance of the concept.  Management believes, however, that public acceptance of renewable hydrogen fueling stations will be favorable based on management's internal research and experience.

Our business plan is speculative.  Our planned business is speculative and subject to numerous risks and uncertainties.  The design and development of our proposed renewable hydrogen fueling stations may not create commercial products or generate revenue due to functional failure, lack of acceptance or demand from the marketplace, lack of hydrogen fueled vehicles in the marketplace, technological inefficiencies, competition, or for other reasons.  Current and future demand for renewable hydrogen fueling stations is uncertain, even if favorable legislation progresses.  The burden of government regulation on renewable hydrogen industry participants is uncertain and difficult to quantify.  There is no assurance that additional government grants will be available to us to provide a portion of the anticipated costs of designing, developing and installing our renewable hydrogen fueling stations.  There is no assurance that we will earn revenue or a profit.

Our government grants have conditions which must be satisfied in order for us to retain them.  We must meet certain deadlines and satisfy other conditions in order to retain all or portions of our existing government grants.  In general, our three scheduled fueling stations must have commenced operations by October 31, 2015 in order for us to retain 100% of the grant (i.e. $5,306,814).  Because our fueling stations have not yet commenced operations, we lost approximately $56,800 of the construction grant, reducing our construction grant to approximately $5,250,000.  Moreover, our grant for annual operating costs for three years is reduced from $60,000 per year per station to zero for each fueling station that does not commence operations by October 31, 2016.  In any event, 15% of the construction grant is retained by the California Energy Commission ("CEC") and paid to us 60 days after the fueling stations are commissioned by the CEC to commence operations.  Delays in station construction may occur for a number of reasons, including without limitation supplier delays in delivering critical components, delays in contracting for suitable sites (we currently have contracts for two sites and a letter of intent for a third site), and unexpected hazards requiring remediation or substitution of a new site.  The loss of all or a portion of our government grants could have a material adverse impact on our financial condition, operating results and business performance.

There is no assurance that any of our research and development activities will result in any proprietary technology or new commercial products.  We plan to develop proprietary products and services for renewable hydrogen.  The development efforts for these products may fail to result in any commercial technology, products or services, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products.  We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties.  Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized.  We may have inadequate capital to successfully execute this aspect of our business plan.

Financial projections included with this Offering Circular may prove to be inaccurate.  Financial projections concerning our estimated operating results may be included with the Offering Circular.  Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions that may be beyond our control, such as general industry conditions.  We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted.  We cannot assure that the results illustrated in any financial projections will in fact be realized by us.

We may not be able to successfully compete against companies with substantially greater resources.  The renewable hydrogen industry is intensely competitive and we expect competition to intensify further in the future.  We will be subject to competition from well-established renewable hydrogen companies that have all necessary government permits.  We will also compete with numerous other fuel sources, especially in the transportation sector, including gasoline, diesel fuel, natural gas, electricity and battery power.

We may be required to collect sales and other taxes.  New excise taxes may be imposed on the sale and production of renewable hydrogen by federal and state taxing authorities, suppressing sales.  New government tax regulations may require that we as the supplier be responsible to collect those excise taxes, increasing our costs and risks.  We expect to file quarterly sales tax returns with the State of California.

We cannot assure that we will earn a profit or that our renewable hydrogen fueling stations will be accepted by consumers.  Our business is speculative and dependent upon acceptance of our renewable hydrogen fueling stations by consumers.  Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our hydrogen fuel.  We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

Three of our executive officers and two of our directors resigned in May and June 2016, and if we were to lose the services of our key personnel, we may not be able to execute our business strategy.  Our success is substantially dependent on the performance of our executive officers and key employees.  In May 2016, James Provenzano resigned as an officer of the Company, and on June 2, 2016, (a) Paul Staples resigned as Chairman of the Board and Chief Executive Officer of the Company, but remained a director, (b) James Provenzano resigned as a director of the Company, (c) W. Woodland Hastings resigned as a director and officer of the Company, (d) Richard Capua became President and Interim Chairman of the Company, and (e) Aaron Rachlin was appointed Project Manager to replace Mr. Provenzano. The loss of any of our officers or directors could have a material adverse impact on us.  We will generally be dependent upon Richard Capua, Paul Dillon, Aaron S. Rachlin, and Glenn Rambach, for the direction, management and daily supervision of our operations.

We have only one independent director.  Currently, the members of our board of directors are Paul Staples, Paul Dillon, Alexander Kolb, Richard Capua, Glenn Rambach, and Dr. Woodrow Clark II.  Only one of our directors, Alexander Kolb, is considered an "independent director," as defined under Financial Industry Regulatory Authority, Inc. ("FINRA") listing standards and Nasdaq Marketplace Rules.  Currently we do not have any committees of the board of directors.  We plan to form audit and compensation committees in the future, but need to add one or two independent directors with financial acumen before we can form those committees.

There is no minimum capitalization required in this offering.  We cannot assure that all or a significant number of shares of common stock will be sold in this offering.  Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business.  Management has no obligation to purchase shares of common stock.  If we raise substantially less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements.  We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us.  Under such circumstances, investors in our common stock could lose their investment in us.  Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

Our public reports to shareholders initially will contain less information than reports by more mature public companies.  Upon the completion of this offering, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended, and thereafter publicly report on an ongoing basis as an "emerging growth company" under the reporting rules set forth in the Exchange Act. If we elect not to do so, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

We determined the price of the shares arbitrarily.  The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value.  We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us.  We are authorized to issue up to 490,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  We have the right to raise additional capital or incur borrowings from third parties to finance our business.  Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock.  Consequently, shareholders may experience more dilution in their ownership of us in the future.  Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders.  We may also issue net profits interests in HyGen Industries.  The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

We cannot assure that we will pay dividends.  We do not currently anticipate declaring and paying dividends to our shareholders in the near future.  It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing.  Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock.  We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

Our principal shareholders own voting control of HyGen Industries.  Our current officers, directors, founders, and principal shareholders currently own a total of 9,900,000 shares of our common stock or 99% of the total issued and outstanding capital stock of the Company.  Our principal shareholders will own approximately 70.7% of the outstanding votes assuming that 4,000,000 shares of common stock are issued pursuant to this offering.  These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.  This concentration of ownership may not be in the best interests of all of our shareholders.

We cannot assure that a public trading market for our common stock will ever be established.  At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop.  Our common stock has no trading symbol.  In order to obtain a trading symbol and authorization to have our common stock trade publicly, we must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA"), of which there is no assurance, before active trading of our common stock could commence.  If our shares of common stock ever publicly trade, they may be relegated to the OTC Pink Sheets or an Alternative Trading System (an "ATS").  The OTC Pink Sheets and ATS' provide significantly less liquidity than the OTC-QB and OTC-QX Markets, or the NASDAQ automated quotation system, or NASDAQ Stock Market.  Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original price or at any price.

INVESTMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Offering Circular.

HyGen Industries, Inc.

HyGen Industries, Inc. ("HyGen," "we," "us," "our," or the "Company") is a California corporation formed in August 2014 initially to develop and build, in co-operation with the California Energy Commission ("CEC"), three renewable hydrogen fueling stations as part of the State of California's Advanced Clean Car ("ACC") program.  With the signing into law of Assembly Bill ("AB 8"), the State of California has guaranteed to provide sufficient hydrogen infrastructure to accommodate the 2015 roll-out of hydrogen fuel cell electric vehicles ("FCEV").  AB 8 expands on the Zero Emission Vehicle ("ZEV") Action Plan which the Governor's Office released in February 2013.

California's hydrogen infrastructure program proposes $20M in annual funding for hydrogen stations through 2020.  HyGen secured a three station award from Program Opportunity Notice-13-607 ("PON-13-607") in November 2013.  We intend to participate in all future Program Opportunity Notices ("PONs") and plan to leverage knowledge, gained from our successful proposal, to obtain additional grants whenever the opportunity arises.

Under the terms of HyGen's PON-13-607 award, the CEC would grant up to $5.3M in funding toward the cost of three renewable hydrogen fueling stations in Orange, Pacific Palisades and Rohnert Park, California, and up to $100,000 per annum per station for operation and maintenance costs for three years.  Based on our progress to date, our actual CEC grant is expected to be approximately $5,250,000 (with no further reductions), and our annual operating grant will be $60,000 for each station that commences operation by October 31, 2016, and zero for stations commencing operations after that date.  In December 2014, we signed contracts with the stations in Orange and Rohnert Park, California.  In March 2016, we received CEC permission to replace the station in Pacific Palisades, with whom we could not reach agreement, with a station in North Hollywood, California, with whom we signed a definitive contract in March 2016.  We believe that the CEC funding will allow us to establish our brand of clean renewable hydrogen with minimal financial risk to us and our investors.  As FCEVs achieve market acceptance, we believe we will be able to access capital markets and deploy second generation systems to meet anticipated increased demand for hydrogen fuel.

Our mailing address is 11693 San Vicente Boulevard, Suite 445, Los Angeles, California 90049. We do not currently have physical executive offices.  Our website address is www.hygen.com and our e-mail address is admin@hygen.com.

Investment Analysis

Management believes that we have strong economic prospects by virtue of the following dynamics of the industry and us:

1.	Management believes that the trends for growth in the hydrogen fuel industry are favorable as renewable energy sources are expected to continue to be popular.

2.	Management believes that FCEVs will achieve market acceptance and demand for hydrogen fuel will increase in the future.

3.	Management believes that we will be able to leverage the knowledge we gained from our successful proposal for three renewable hydrogen fueling stations into future grants for additional renewable hydrogen fueling stations.

There is no assurance that we will be profitable, or that the industry's favorable dynamics will not be outweighed in the future by unanticipated losses, adverse regulatory developments and other risks.  Investors should carefully consider the various risk factors before investing in the shares.  Commerce in the energy industry is extremely competitive, inherently speculative and highly regulated.  See "RISK FACTORS."

The Offering

Common Stock offered by us.........................	4,000,000 shares

Common Stock outstanding (1).............................	10,000,000 shares

Common Stock to be outstanding after the offering (2).....................	14,000,000 shares

(1)  Includes 2,700,00 shares of common stock owned by Paul Staples, a director, 1,000,000 shares of common stock owned by Paul Dillon, our chief financial officer, secretary, vice president of business development, and a director, 3,200,000 shares of common stock owned by Richard Capua, our interim chairman and president, 1,000,000 shares of common stock owned by W. Woodland Hastings, our prior chief environmental officer and a former director, 1,000,000 shares of common stock owned by Alexander Kolb, a director, 890,000 shares of common stock owned by James Provenzano, our former chief operating officer and a former-director, 50,000 shares of common stock owned by Glenn Rambach, our chief science officer and a director, 50,000 shares of common stock owned by Dr. Woodrow Clark II, a director, and 10,000 shares of common stock owned by Clean Air Now, a non-profit corporation of which James Provenzano is the president and W. Woodland Hastings is the secretary.

(2)  The total number of shares of our common stock outstanding assumes that the maximum number of shares of our common stock is sold in this offering.

USE OF PROCEEDS

The maximum gross proceeds from the sale of the shares of our common stock are $20,000,000.  The net proceeds from the offering are expected to be approximately $17,800,000, after the payment of offering costs including printing, mailing, legal and accounting costs, and potential selling commissions and service fees that may be incurred.  The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management.  The estimated use of the net proceeds of this offering is as follows, assuming 100%, 75%, 50% and 25% of this offering is subscribed, as illustrated in the following table for different levels of total capital from this offering:

Summarized Estimated Use of Net Proceeds (1)

	100%	75%	50%	25%
Operating Costs and Working Capital (2)	13,995,206	9,545,206	5,095,206	645,206
Management Compensation (3)	480,000	480,000	480,000	480,000
Phase I Hardware and Install Costs (4)	3,294,794	3,294,794	3,294,794	3,294,794
Payment of Bridge Note	30,000	30,000	30,000	30,000

Total Net Offering Proceeds	17,800,000	13,350,000	8,900,000	4,450,000

(1) Syndication costs include all fees paid to StartEngine for posting services and to FundAmerica for administrative and escrow services for the offering, as well as costs incurred for advertising and public relations services.

(2)  This category reflects operating costs estimated to be incurred for the construction of new fueling stations beyond the first three, which are covered in Phase 1 hardware and install costs on the table.  This category also includes estimated selling and general administrative costs, not including management compensation, and working capital reserve.  The amount of the proceeds of this offering used for the construction of additional fueling stations will vary depending on the availability, if any, to the Company of additional CEC grants in the future.  A portion of the working capital may be expended for research and development, primarily through "work-for-hire" contracts occasionally made by us where we own the intellectual property, if any.  The amount of future research and development expenditures to be made by us is not currently known.  The following table estimates a further allocation of operating costs among (a) fueling station construction costs, (b) selling and general administrative costs ("SG & A") for the 12 month period immediately following this offering, and (c) working capital reserves for each capital level, assuming no new grants are obtained by us from the CEC:

Capitalization	100%	75%	50%	25%

Construction	$11,891,414	$7,786,414	$3,853,914	$0

SG & A	$723,792	$723,792	$723,792	$515,831

Working Capital Reserve	$1,380,000	$1,035,000	$517,500	$129,375

Total	$13,995,206	$9,545,206	$5,095,206	$645,206

(3)     Assumes $34,000 per month for 12 months.  Includes salary and benefits.

(4)     These funds are used for the construction and related costs estimated to be incurred for the first three fueling stations currently under development.

We may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.  We cannot assure that the capital budget will be sufficient to satisfy our operational needs, or that we will have sufficient capital to fund our business.  See "BUSINESS" and "RISK FACTORS."

BUSINESS

Plan of Operation

HyGen Industries, Inc. is a California corporation formed in August 2014 initially to develop and build, in co-operation with the California Energy Commission ("CEC"), three renewable hydrogen fueling stations as part of the State of California's Advanced Clean Car ("ACC") program.  In the future, depending on the availability of working capital, we plan to build more hydrogen fueling stations throughout the State of California and eventually other states and countries, as well as engage in other aspects of the hydrogen fuel cell industry.  We plan to grow organically and through strategic acquisitions.

In 2012, the Environmental Protection Agency ("EPA") granted California a waiver of preemption for its ACC program, allowing California's zero-emission vehicle ("ZEV") mandate to move forward.  To date, only two vehicles are ZEV, battery electric and hydrogen fuel cell.  Auto manufacturers have been under notice of California's ZEV intentions for over a decade, spending billions of dollars on research to meet inevitable laws and quotas, according to the California Fuel Cell Partnership.  All regulations are now in place.  Commencing in 2018, 4.5% of new vehicles sold in California must be ZEV with quotas rising each year.  The chairman of the world's largest auto maker, Toyota, has publicly stated that fuel cell electric vehicles ("FCEVs") will be his company's route to meeting ZEV quotas.  Toyota's Mirai FCEV went on sale in California during Model Year 2015.  Toyota's chairman confirmed his company will not be developing a battery electric vehicle ("BEV") for the U.S. market.  Hyundai has a FCEV lease program in California and began selling vehicles to the public in 2014.  Honda plans to begin selling FCEVs in spring 2016 and Mercedes is expected to begin selling FCEVs to the public in 2017.  With the signing into law of Assembly Bill 8 ("AB 8"), the State of California has guaranteed to provide sufficient hydrogen infrastructure to accommodate the 2015 FCEV roll-out.  AB 8 expands on the ZEV action plan which the governor's office released in February 2013.

California's hydrogen infrastructure program proposes $20M in annual funding for hydrogen fueling stations through 2020.  On August 29, 2014, the Company was awarded a grant ("CEC Grant") from the California Energy Commission ("CEC") under the CEC's Alternative and Renewable Fuel and Vehicle Technology Program to design, install, and operate three hydrogen fueling stations at select locations in California.  HyGen secured the opportunity to garner a three station award from Program Opportunity Notice-13-607 ("PON-13-607") in November 2013 with a submission deadline of February 14, 2014.  In a Notice of Proposed Awards ("NOPA") issued on May 1, 2014, the CEC announced a proposal for a three station award to HyGen totaling $5.3M to construct three 100 percent renewable hydrogen refueling stations in Orange, Pacific Palisades and Rohnert Park, California.  A station in North Hollywood, California subsequently replaced the station in Pacific Palisades.  The budget for the installation of the three fueling stations totals $9,765,678, of which up to $5,306,814 will be reimbursed by the CEC for qualified costs if we meet all required deadlines and $4,458,864 will be the responsibility of the Company's match portion.  The Company's match portion can be from money raised or in-kind contributions.  Since we have not met certain required deadlines, our construction reimbursement has been reduced by approximately $56,800, which we will have to cover with working capital.  Accordingly, the Company's match portion increased to $4,515,664, $3,294,794 of which is budgeted from the proceeds of this offering and the balance of which will be covered by in-kind contributions by Hygen personnel and vendors in the form of their labor and discounts.

In-kind contributions include discounted payments to contractors, discounts provided by major equipment vendors, and an overhead allowance provided by the CEC based on eligible reimbursable costs.  In-kind discounts from significant equipment vendors, service providers, and overhead allocations have no effect on the financial statements but are included in invoices sent to the CEC as in-kind contributions for tracking purposes.  The following table illustrates the components of the "in-kind" contributions and matching funds made available by or to the Company through December 31, 2015 to finance the Company's construction of its three hydrogen fueling installations:

Match Labor (1)	$326,211

Equipment Vendor Match (2)	$949,701

Match Overhead (3)	$115,309

Cash Payments to Vendors (4)	$40,700

Total	$1,431,921

(1)  Computed at $39.50 per hour or a 50% discount given by HyGen's labor subcontractors.

(2)  Equipment vendors have given $949,701 of discounts as of December 31, 2015 out of a total of $1,320,600 pledged in written commitments to the Company.

(3)  Matched overhead is given by the Company as a noncash credit and reflects the agreed rate with the CEC of 10% of the Company's reimbursable billings.

(4)  Cash payments to vendors are those made by the Company that are not reimbursable by the CEC.

 Additionally, we will receive up to $60,000 per station per year for operation and maintenance costs for three years for each station that commences operations by October 31, 2016, and zero for stations that do not commence operations by that date.

We believe that the CEC funding will allow us to establish our brand of clean renewable hydrogen with less financial risk to us and our investors.  As FCEVs achieve market acceptance, we believe we will be able to access capital markets and deploy second generation systems to meet anticipated increased demand for hydrogen fuel.   We also intend to participate in all future Program Opportunity Notices ("PONs") and plan to leverage knowledge, gained from our successful proposal, to obtain additional grants whenever the opportunity arises.

Within the five year timeframe of the CEC project, HyGen plans to accomplish the following:

  Establish a leadership position in the clean renewable hydrogen industry

  Deploy a second generation on-site hydrogen generating system, reducing cost and size while increasing efficiency in producing hydrogen for fuel

  Establish relationships with renewable power generators, positioning us as a major buyer of renewable electricity from them for our on-site hydrogen production process

  Roll-out Generation 2 systems to meet demand for hydrogen as a fuel

The Company has entered into lease or license agreements with two gas stations in California.  The agreements allow the Company to install its hydrogen fueling station equipment at the facilities.

On December 29, 2014, the Company entered into a four year lease agreement with the owner of a gas station (the "Station") located in Rohnert Park, California.  The Company leases approximately 1,000 square feet where equipment is to be installed. As compensation, the Station will be paid 50% of the net profit generated by the hydrogen fueling station as defined by the agreement (min. $1.00/kg). The Station will then remit the remaining portion of the net profit to the Company by the 10th day of the following month.  The Company is responsible for the maintenance and repair of equipment and the Station is responsible for the operation of the equipment and collection of fees.  The agreement automatically renews for successive five year periods unless 60 day notice is provided by the end of the agreement term.  Equipment has not yet been installed at this facility as of April 20, 2016.

On December 29, 2014, the Company entered into a four year license agreement with the owner of a gas station ("Station 2") in Orange County, California.  As compensation to the Station 2 owner, for the first six months after the commencement of operations at Station 2, Station 2 will receive/retain a gross revenue interest of $1.00 per kg plus certain overhead costs as defined by the agreement.  Beginning with the seventh month, at their sole discretion, Station 2 can choose either to receive/retain $1,750 per month plus $0.25 per kg hydrogen produced plus certain overhead costs or continue with the amount defined during the first six months of the agreement.  The Company receives the net proceeds by the 15th day of the following month.  The Company is responsible for the maintenance and repair of equipment and Station 2 is responsible for the operation of equipment and collection of fees.  The agreement can be terminated after three years.  The agreement automatically renews for successive five year periods unless 60 day notice is provided by the end of the agreement term.   Equipment has not yet been installed at this facility as of April 20, 2016.

On March 29, 2016, the Company entered into a four year license agreement with the owner of a gas station in North Hollywood, California ("Station 3").  As compensation to the Station 3 owner, Station 3 will receive/retain 11% of gross sales proceeds of hydrogen sales each month, calculated before adding sales taxes.  Station 3 will remit the balance to the Company by the 15th day of the following month.  The Company is responsible for the maintenance and repair of equipment and Station 3 is responsible for operations and collection of fees.  The agreement can be terminated after three years.  The agreement automatically renews for successive five year periods unless 60 day notice is provided by the end of the agreement term.   Equipment has not yet been installed at this facility as of April 20, 2016.

The Company is responsible for staying in compliance with the CEC Grant per the terms of the grant.  If the Company is unable to comply with those terms or is unable to match the funds called for under grant, the Company may be liable for any money received that is deemed inappropriate by the CEC.

Research and Development

Historically, the Company has not made significant expenditure on research and development other than occasionally through outside vendor contracts where we engage the vender on a work-for-hire basis and we own the intellectual property created, if any.  The Company does not own any patents, but may have proprietary trade secrets in the way it configures its equipment to maximize efficiency in the onsite production of hydrogen gas.

Fuel Cell Technology

Background.  Although the fuel cell was invented in 1838, it was not until the dawn of the space age that commercial applications appeared.  The National Aeronautics and Space Administration's ("NASA") space programs use fuel cells to generate power for space vehicles and these advances led to military applications, most notably the need to generate silent power onboard submarines.

Fuel Cell Basics.  Proton exchange membranes ("PEM") fuel cells are used in automobiles-also called polymer electrolyte membrane fuel cells.  Hydrogen fuel and oxygen from the air are combined to produce electricity and water.

Fuel Cell Stacks.  Most fuel cells designed for use in vehicles produce less than 1 volt of electricity-far from enough to power a vehicle.  Therefore, multiple cells must be assembled into a fuel cell stack.  The potential power generated by a fuel cell stack depends on the number and size of the individual fuel cells that comprise the stack and the surface area of the PEM.

Fuel Cell Diagram

Hydrogen is channeled through field flow plates to the anode on one side of the fuel cell while oxygen, from the air, is channeled to the cathode on the other side.  A catalyst (typically platinum) separates the anode and cathode.  The catalyst causes the hydrogen to split into positive hydrogen ions (protons) and negatively charged electrons.  The PEM allows only the protons through to the cathode.  The electrons must travel along an external circuit to the cathode, creating an electric current.  At the cathode, the electrons and protons combine with oxygen to form water which is passed out of the fuel cell and ultimately through the vehicle's exhaust.

Fuel Cell Applications:

Full Cell Types (Table source: The Fuel Cell Today Industry Review 2013)

Methanol and syngas can also be used to power fuel cells, but these gases need reforming, within the unit, to create hydrogen.  For the purposes of this Offering Circular, "fuel cell" means a hydrogen fuel cell powered directly with pure hydrogen.

Where fuel cells are used, performance and reliability have generally met or exceeded expectations.  Two applications that demonstrate good use of the technology are uninterruptible power supplies ("UPS") for the telecom industry and in material handling vehicles ("MHV") for warehouse applications.  Both of these applications have traditionally used batteries.  Electricity is a great energy transport, but is notoriously difficult to store.  For applications such as consumer electronic devices, batteries make sense, although fuel cells are also now available in this space.

Applications with higher power requirements require heavier batteries-massively heavy batteries.  In the case of a triple pallet jack, the difference in weight between fuel cell and battery vehicles can be 600 pounds.  Fuel cell-powered MHVs became popular in 2009, due in part to funding allocated from the American Recovery and Reinvestment Act, which saw the subsidized sale of fuel cell equipped forklifts deployed at the warehouses of many high-profile American brands, including BMW Manufacturing, Coca-Cola, FedEx, SYSCO and Wal-Mart.  In 2011, unsubsidized repeat orders for fuel cell forklifts validated this application.  Customers stated ease of refueling and consistent levels of power as benefits over battery powered alternatives. Warehouse operations employing fuel cell MHVs often purchase on-site hydrogen generating equipment.

The market for fuel cell UPS, primarily for the telecom industry, has benefitted from government policy encouraging its adoption, procurement and utilization.  Megawatts ("MW") shipped between 2009 and 2012 reached a compound annual growth rate ("CAGR") of 47%, with the prime power market seeing an impressive 69% CAGR.  Major vendors include California's Altergy Systems, Canada's Ballard Power Systems, and Hydrogenics.

Fuel Cell Shipments by Application (Table source: The Fuel Cell Today Industry Review 2013)

Fuel Cell Electric Vehicles.  A hydrogen car is an electric car.  An existing gasoline-powered car can be converted to burn hydrogen, but this is not an optimum solution.  Any car with an electric motor, including a Tesla, could swap its battery for a hydrogen fuel cell.  Nothing else is needed.  A hydrogen fuel cell produces electricity and the car's motor does not care from where that electricity comes.  No hydrogen is being burned-indeed, no fuel of any kind is being burned.  Hydrogen combines with oxygen from the air, inside the fuel cell, and is converted to electricity, clean water, and heat.  Electricity powers the motor, heat is used in the vehicle's heating system and water vapor is released from the tailpipe.  Hydrogen fuel cell electric vehicles are near-silent and emit zero pollution.

How FCEVs work

BEVs and FCEVs are complementary technologies and share many similar components, including the electric drive.  Investments in BEVs therefore also benefit FCEVs.

Electrolyzers and Balance of Plant.  HyGen's distributed on-site production model creates hydrogen for transportation fuel via electrolysis using water and renewable electricity.  Electrolysis is not a new technology, but the particular application of creating fuel for vehicles via electrolysis is in its early stages.  Mature technology exists from a number of vendors and the efficiencies are sufficient for sustainable and profitable hydrogen dispensing.

HyGen plans to use commercially available equipment for the CEC Phase 1 pilot program.  In conjunction with operating Phase 1 fueling stations, HyGen will lead a team to engineer a balance of plant ("BOP") for a proprietary PEM solution based on cell stack technology from Giner, Inc.

As of May 2013, eighty Electrolytic Renewable Hydrogen ("RH") fueling stations have been installed worldwide. This represents 39% of all hydrogen stations.  The majority of these stations use electricity from renewable energy sources.  In contrast, 95% of all hydrogen produced globally is manufactured from fossil fuels.  Management believes these statistics underline the importance of renewables in decarbonizing transport and validate HyGen's business model.

Europe and North America dominate in terms of installed RH stations. Europe has 33 electrolyzer operations (44% of Europe's total stations) and North America has 35 (46% of its total).  North America is home to many electrolyzer manufacturing companies for this market and it makes sense for them to service early markets close to home. Asia currently has nine electrolyzer stations in operation, spread between Japan, South Korea, China and India, accounting for 18% of the region's total of 50 hydrogen stations. According to H2stations.org, a total of 22 additional electrolyzer stations are planned (twelve in Europe and nine in North America account for all but one).

Distributed Electrolyzer Hydrogen fuel stations

(Source: http://www.fuelcelltoday.com/media/1871508/water_electrolysis___renewable_energy_systems.pdf)

Electrolyzer Companies.  We have reviewed several of the world's top electrolyzer manufacturers.  A summary analysis is presented as follows:

ITM Power: United Kingdom, http://www.itm-power.com/, System type: PEM. Capacity: 130kg/day.  The electrolyzer manufactured by ITM Power has a high pressure output, reducing compressor duty and power cost, but its overall efficiency is low. Without 6,000 psi storage pressure compression, output at 1200 psi, power usage is 55kw/kg, but market feedback suggests actual efficiency is no better than KOH based systems.  Output at 6k psi is expected to cost over 60 kWh/kg. (There are 39.4 kWh of power in a kg of hydrogen).  The system price is at least $200k more than the competition.  Questions exist as to whether the company can meet HyGen's delivery schedule.  ITM Power has only one system installed in the United States-a CEC award for Hyundai in Chino, California.  ITM Power is prominent in the United Kingdom, but its cost of service is high.  Shipping from the United Kingdom would be expensive as each unit weighs nearly 20 tons.  ITM Power expressed no interest in a HyGen branded system, but considered working with our team to seek an assembly partner in the United States.  ITM Power is a publicly traded company. ITM Power may cost-share the electrolyzer in the CEC project.

Hydrogenics Corp: Canada, http://www.hydrogenics.com/, System type: KOH.  The electrolyzer manufactured by Hydrogenics Cop. has a low pressure output - 145 psi (57 kWh/kg at output pressure). Its efficiency at full compression is over 63 kWh/kg.  The cost of system is $200k less than ITM Power's system.  Hydrogenics Corp. can meet our delivery schedule and has systems installed in the United States and worldwide.  Systems are made in Canada, but the company has offices in Torrance and San Diego, California.  Hydrogenics Corp. may consider a HyGen branded system.  No cost share offer was made to us.  Hydrogenics Corp. is publicly traded.

Proton Onsite: http://protononsite.com/products/hydrogen-generator/, System type: PEM. Proton Onsite was founded 18 years ago by former Hamilton employees.  Keeping the stack technology almost unchanged since the 1990's, Proton Onsite has built an international business selling small electrolyzer systems in the Lab H2 and small industrial market.  Until early 2015, Proton Online did not have a commercial stack available larger than 10Nm3/h.  Its new 50Nm3/h stack launched in 2015 and, by placing four stacks together, Proton Onsite is now promoting a Megawatt Electrolyzer System.

Giner, Inc. http://www.ginerinc.com/technologies, System type: PEM.  Giner, a privately held company founded 43 years ago, has focused on cutting edge PEM technology for the United States Department of Energy, Department of Defense (Nuclear submarines), NASA, and the National Institutes of Health  Giner is the only company in this sector that has been consistently profitable.  Giner produces a standard 30Nm3/h stack, which can run at a higher temperature (80C) differential pressure (42+ Bar) and efficiency 41 kWh/kg or 96% HHV efficiency.  Giner has extensive research and development dating back to the 1960's with General Electric.  Giner has industrial installations in Germany, France, Spain and the United States.  It sells thousands of units per year to major OEM's in the

United Kingdom and Scotland.  Giner's technology runs at 50% higher current density than its closest competitor, and it is finalizing its next generation stack capable of delivering 207 Nm3/h (1 MW) (from a single stack), which will be the base module for future hydrogen refueling stations as well as the building block for power to gas and power to product applications requiring multi-MW systems.

Millennium Reign Energy ("MRE"): Ohio, http://residentialhydrogenpower.com/, System type: KOH.  The electrolyzer manufactured by MRE is made in Ohio. MRE has a production line for its entire system. HyGen Vice Chairman, Richard Capua has visited the Ohio facility and was impressed with the operation.  MRE employs laid-off auto workers.  MRE has the best efficiency KOH System in the analysis at 46kwh/kg @ 145 psi output.  With compression to storage pressure, this system could achieve 52kwh/kg dispensing pressure (5k psi).  The system cost is the lowest of systems currently in the market at $450k in quantities of ten or more. MRE is hesitant to partner for a HyGen branded system.  No delivery schedule problems are anticipated.  Shipping costs are less than competitors.  MRE is a private company.  MRE is not able to cost share with the CEC project.

Avalence: Milford, CT: http://www.avalence.com/, System type: KOH.  Avalence boasts a system outputting an impressive 2400 psi, which is unheard of for a KOH system due to liquid electrolyte bleed-through at higher pressures.  Only solid electrolytes (PEM) have been able to output similar pressures.  HyGen chief science officer, Glenn Rambach, has vetted the company and concluded that the technology is promising yet probably not ready for such an ambitious delivery schedule.  There are also additional questions about the financial security of the company. Avalence offered to cost share all hardware to win the project.  Efficiency is above 60 kWwh/kg.

Business Model

We plan to install and operate hydrogen generating equipment at existing gas stations, giving the station owner a percentage gross revenue or net profits interest in hydrogen sales.

Distributed Generation.  Our tagline, "Clean Renewable Hydrogen," is fundamental to our business model.  Creating renewable hydrogen on-site requires the installation of electrolysis equipment with access to electricity from renewable sources, a compressor, and storage tanks. The basic infrastructure (water and electricity) is universally available.

Distributed generation means no new pipelines, truck deliveries, or large-scale hydrogen storage.  Discussions with fire marshals confirm that permitting will be less problematic using smaller, lower-pressure storage tanks that require no new ingress routes for delivery vehicles.

Electricity Sourcing.  Renewable energy can be derived from multiple sources including solar, wind, wave, and geo-thermal.  Power generators expend capital and build new renewable facilities based on guaranteed future energy purchases.  We believe the existing energy model complements the expansion of hydrogen refueling stations and the proliferation of FCEVs.  Cars need fuel-it is not a discretionary expenditure.  Selling more FCEVs drives the demand for renewables, expanding the ratio of clean versus polluting fuels.  We believe hydrogen station expansion is market driven, requiring only a kick start from government. We believe the energy sector is ripe for skyrocketing private investment both in renewable power generation and on-site hydrogen production.

Energy Market.  Extracting hydrogen from water by electrolysis consumes large amounts of electricity (18 MWh per day for each 2nd generation system).  Management believes that by operating multiple facilities, HyGen would be a major buyer of renewable energy and have the ability to negotiate favorable Power Purchasing Agreements ("PPAs").  Individual station owners likely will not be able to negotiate a PPA and may not have the necessary capital/credit to lease hydrogen generating equipment.  Accordingly, we believe HyGen would be an ideal partner for these businesses.

Hydrogen Market Size.  According to the United States Energy Information Agency, in 2011, the United States consumed about 134 billion gallons of gasoline or a daily average of 367M gallons. California's annual consumption is approximately 18B gallons.  There are 120k gas stations nationwide and 9,700 in California.

The following table illustrates California station ownership.  Our target markets are all station types except refiner-owned and operated stations.

Station Type	Number	Percentage
Total Stations	9700	100%
Refiner-owned and operated	970	10%
Major leased dealers	4462	46%
Branded independents.	2522	26%
Un-branded independents.	1746	18%

California Gas Station Ownership (http://www.energyalmanac.ca.gov/transportation/summary.html)

Apples for Apples (GGE)

Gallon Gasoline Equivalent ("GGE") Definition.  The term "GGE" is defined as the energy content equivalent of any motor fuel, including alternative fuels, to that of a gallon of gasoline. Any dispenser used for the sale of motor fuel must display GGEs as the primary display information.  Hydrogen is dispensed by kilogram.  One kilogram of hydrogen has the same energy content as one gallon (3.2 kilograms) of gasoline.  However, a FCEV is three times more efficient than an internal combustion engine ("ICE") and twice as efficient as a hybrid.

Theoretical California hydrogen sales might be expressed as the total gasoline gallon volume divided by an efficiency factor of between two and three.  If a factor of 2.5 is assumed, the potential hydrogen volume per year could be expressed as 7.2B kilograms.  In dollar terms, 18B gallons of gasoline at $3.93 per gallon of regular gasoline would be $70B.  Our expectation is for hydrogen prices to keep parity with gasoline, at least in the short-term, making the potential California hydrogen market $70B.  A 10% FCEV fleet ratio would be $7B.  The total United States market is approximately eight times larger.

Energy Efficiency Chart (source: Honda)

Pricing factors.  Several considerations need to be evaluated before determining hydrogen prices, including the following:

  Hydrogen prices must allow sufficient returns to satisfy capital

  Profit for station owner

  Electricity cost is the majority of the cost of goods sold (COGS)

  Renewable (green) hydrogen should command a premium over brown hydrogen and heavy-polluters such as gasoline and diesel

  Premium needs to be moderate

  Renewable hydrogen will benefit from California Carbon Credits

  Price competition from industrial gas companies

Phase 1 CEC Renewable Hydrogen Fuel Program

In co-operation with the CEC, HyGen proposes initially to build and operate three hydrogen fueling stations.  Management anticipates that these stations will come online by December 2016 to accommodate the release of FCEVs from Toyota, Honda and Hyundai.  CEC is funding approximately $5,250,000 of equipment and installation costs for three stations, and up to $60,000 of operation and maintenance costs per station per year for three years.  HyGen had letters of intent from over 20 station owners in priority locations, three of which have signed definitive long term contracts with us, who may partner with us in exchange for a percentage of hydrogen sold.  HyGen also plans to offer to install more advanced systems and extend the existing arrangements.  The CEC project, in which HyGen is participating, expects to use non-proprietary equipment from several established vendors.  No technology advancements are required to complete this project and HyGen is not contributing any intellectual property. Maximum hydrogen production per station is anticipated to be 130 kg per day.  We believe that a volume electrolyzer purchase will allow for significant reduction in overall costs.  Each system will cost approximately $2.3M installed, as illustrated in the following table prepared by HyGen management and submitted to the CEC, not including allocable overhead and related soft costs:

Equipment	Install
Electrolyzer (HyGen proprietary specifications)- include main electrical power Circuit Breaker box	Permits etc.
Fuel dispenser (based on dual 350/700 Bar FTI quote)	Freight
Metering systems	Fuel dispenser third party commissioning
Compressed H2 gas storage tank(s)- 6,667 PSI (103 kg)	Fuel dispensing unit- vendor service cost
Compressor	Freight for fuel dispenser unit
Pressure boost sub-system	Electrolyzer start-up & commissioning
Control system with Electric Utility 'Smart Grid' interface & remote monitoring system and sensors (e.g., cameras)	Electrolyzer recommended spare parts
Piping and other misc. hardware	Electrolyzer 1 Year consumable supplies
Special safety equipment	Other misc. freight & storage costs
Contingency	Site unique design (labor)- not incl. software
Unique software modifications for site
Installation labor (includes site preparation)
System inspection & testing
AC Power utility transformer & power hook-up for all station equipment (see comments)
Contingency
Hardware cost $1,914,106	Install cost $450,370
Total System $2,364,476 (full-breakdown available upon request)

System Cost CEC Project

Renewable electricity is expected to be sourced via merchant contracts.  Initially, we do not expect to be able to negotiate a formal Power Purchase Agreement (PPA) from the outset of the CEC Phase 1 project.  Management believes that after the second year of operation, the Company's electricity usage will become established and a PPA will be feasible.

Program highlights:

  $46.6 million funded

  28 stations funded throughout California

  Operation & Maintenance costs funding available in addition to main award

  Preference for stations in Priority locations (as defined by CEC)

Second Generation System

Second Generation ("Gen 2") systems are expected to integrate best-of-breed electrolyzer stack technology by Giner, Inc., a leading United States PEM company.  Giner's electrolyzer business deals mostly with government and military customers in the United States, while in Europe Giner has installed its products in Germany, France, Spain and the United Kingdom in various applications ranging from Bio-Methanation of CO2, to energy storage to mobility.  Giner has also sold thousands of units worldwide for laboratory H2 applications.  Phase 1 Systems currently being integrated for California refueling stations are modular in design with up to three cell stacks delivering 195 kg of H2 per day.  HyGen and Giner expect that Gen 2 systems will be based on 1 MW stacks which each deliver 207 Nm3/h of H2 or 450kg/day.  We believe that these stacks can be configured on a 40 inch container to deliver the fuel requirements of 150 cars per day without considering the buffer storage, making it viable to dispense 1,000 kg/day in a very small form factor servicing 300+ cars per day per station.  All of Giner's electrolyzer stacks are capable of delivering an efficiency of at least 46kwh/kg (85%+ HHV Efficiency) at 600 psi or more.  For the last 15 years Giner has had a very close partnership with General Motors, characterizing and helping develop the best in class membrane electrode assembly's ("MEA's") and materials needed for fuel cell stacks which will ultimately power General Motors' FCEVs.

Efficiency gains in the region of 10-20% are anticipated and the form-factor of Gen 2 units is expected to be reduced to around the size of a commercial refrigerator.  HyGen is in negotiations to obtain exclusive rights to market Giner's PEM electrolyzer stacks for hydrogen fuel stations in the United States. The target price is $1.9M installed.

Gen 2 system goals:

  Reduce cost of 390kg/day cell stack system price to $995k in 100 unit quantities

  Improve system efficiency to at least 46kwh/kg at 600 psi or more

Although this plan does not include revenue projections for the sale and maintenance of these branded systems, we believe a market will undoubtedly exist should FCEVs become popular.  There are approximately 220,000 gas stations nationwide and most studies suggest that at least one-third of them would require an on-site generator or electrolyzer to enable hydrogen fueling capability, given their location vis a vis other sources of hydrogen.

Phase 2 Gen 2 System Deployment

Given the reliability that Giner products have demonstrated over the past two decades with Department of Defense, NASA, Department of Energy and other government agencies, management believes that HyGen will have the advantage of several years' of data collection and an operational performance record of on-site hydrogen generating equipment at multiple locations before the expected general expansion phase for hydrogen fuel begins.  We expect that our electrolyzer system will have been specially designed for deployment at gas stations and staff will have experience in permitting, installation, operating and maintenance.  In addition, we anticipate that HyGen will have established a track record of significant renewable power usage.

There are a number of possible scenarios for FCEV adoption:

Market Response to FCEVs	Likely Scenario	HyGen Action
Low uptake (worst possible case)	Auto manufacturers sell a few thousand FCEVs in 2015 and abandon the technology in favor of an alternate ZEV	HyGen services these vehicles and ceases expansion
Moderate uptake	FCEV sales are promising but lack of infrastructure hampers more explosive growth	HyGen's expansion Phase is delayed until conditions improve. Seek additional funding from CEC to deploy more stations
High uptake (best case)	Customers embrace FCEVs, Demand for hydrogen struggles to keep pace with vehicle sales	HyGen is well placed to meet customer demand and access capital markets to fund an aggressive expansion phase

Market Analysis

ZEV Comparison.  Two vehicle types qualify as zero emission for the State of California's Advanced Clean Car Program: battery electric and hydrogen fuel cell.  Tesla Motors has earned praise for its Model S and attracted considerable investor attention.  We believe it is clear that Tesla Motors has raised the profile of ZEVs.  Management believes this will benefit FCEVs and HyGen.

Tesla chief executive officer Elon Musk is well documented in his dismissal of FCEVs and this is not surprising.  Lack of hydrogen infrastructure explains Tesla's insistence on a "battery-only" strategy.  However, battery electric and fuel cell vehicles share a majority of the same components.  Both use an electric motor to propel the car and either a battery or fuel cell to provide the electricity.  HyGen has no insight into Tesla's "Plan B" when hydrogen stations proliferate, but it would seem negligent of Tesla to have no medium term plan to offer a fuel cell option for the company's vehicles.  The efficiency of an electric motor over an internal combustion engine is not in debate.  Electric vehicles convert about 59-62% of the electrical energy to power at the wheels-conventional gasoline vehicles only convert about 17-21% of the energy stored in gasoline to power at the wheels.  Source Department of Energy, http://www.fueleconomy.gov/feg/evtech.shtml.

Electricity is an excellent energy transport medium but storage remains a challenge.  According to the United States Energy Information Administration ("EIA"), the average American household uses 11,280 kWh.  This equates to 1.28 kilowatts per hour of constant average use or 31 kWh per day.  The Tesla Model S has two battery options, a 60 kWh and an 85 kWh. Driving a Tesla for one hour requires about the equivalent of double the entire daily electricity usage of the average American household-more for other countries.  Storing this amount of electricity is problematic, requiring large batteries.  The smaller of the two Tesla batteries weighs a half ton (1000lbs).

Summary of BEV challenges:

  Weight versus range

  Refueling time

  Lithium-ion battery cost

  Grid capacity

  Battery technology advancement lags behind other components

Weight versus Range Trade-off.  BEV batteries for medium-size vehicles with moderate range are massively heavy. Tesla is probably the leader when it comes to BEV technology, both in terms of price and performance.  We believe it is clear that Tesla achieves its range by adding additional weight to the vehicle.  In comparison, the approximate weight of a fuel cell stack (Honda Clarity 2013 FCX), hydrogen tank and li-ion battery is approximately 50% less than Tesla's 85 kWh battery option.  The approximate weight of Tesla's 85 kWh battery is 1,200 pounds or 540 kg.  Clearly, the additional weight cripples efficiency.

Refueling/Recharging Time.  Recharging time is the Achilles' heel for a battery powered vehicle.  If the intent is to go further than the shortest of trips (75 miles), a larger battery is required.  Tesla claims decent range but pays the penalty with a larger battery.  Normal charging (after installing expensive home charging equipment) is 6-10 hours. Fast charging stations, of which there are few, charge in 30-45 minutes.  Even fast-charge times are totally impractical and concern remains about battery longevity and fast-charging.

240 mile charge for Tesla Model S 60 kWh battery
Standard 110 volt 12 amp	67.32 hours
NEMA 240 volt 24 amp	12:45 hours
NEMA 240 volt 40 amp	7.28 hours
High power 240 volt 40 amp with 2 chargers	3.44 hours

Tesla Charging Times

Tesla has partnered with SolarCity to upgrade customers' garages with additional charging capability. Residential grids do not have the capacity to support mass adoption of these vehicles and infrastructure will require upgrading.

Lithium-ion battery cost.  McKinsey Research estimates 2012 lithium-ion battery costs at $500-600 per kWh.  At $550, the smaller of the Tesla battery options would be $33,000.  Tesla does not release battery component costs but followers of the space credit the company with a cost advantage over the competition.  In an interview with Barron's (summer 2013), Mr. Musk is quoted as saying "improvements will cut the cost of the Model S battery to $10,000-$12,000."  Source http://www.mckinsey.com/insights/energy_resources_materials/battery_technology_charges_ahead.

Tesla's future target of $11,000 ($183 kWh) can be compared to the projected 2017 future cost of mass-produced fuel cells.  According to the DOE, the 2017 predicted cost for fuel cell stack, including the BOP, is $30 per kWh ($47 kWh for 2012).  A typical fuel cell is 100 kWh.  Therefore, the mass-production cost is anticipated to be $3,000 per fuel cell.  Additional costs need to be factored for the 1.5 kWh hour lithium-ion battery and hydrogen storage tank but the gulf is still large even without factoring in the auto manufacturers' profit and dealer markup.

BEVs and FCEVs will compete for share in California's ZEV market starting in 2015. Three key factors will influence customer purchasing: (1) price, (2) range, and (3) refueling time.

BEVs will be more expensive and have a much shorter range.  If the auto dealership can convince the customer that they will never need to travel more than the range of the vehicle during its lifetime, then BEVs have a shot at the lion's share of ZEV sales. Otherwise, we believe FCEVs will prevail.

Industrial / Fossil Fuel Hydrogen.  According to the Clean Energy States Alliance, between 9M and 11M metric tons of hydrogen are produced each year in the United States.  The majority of production is used as an industrial gas and not as an energy carrier for stationary power and transportation markets.  Commercially produced hydrogen uses include oil refining (hydro-treating crude oil as part of the refining process to improve the hydrogen to carbon ratio of the fuel), food production (hydrogenation), metal treatment, ammonia fertilizer production and many other industrial uses.  The majority of today's hydrogen is created by steam methane reformation ("SMR"), chiefly from natural gas, which is primarily methane.  SMR can also be used in distributed hydrogen generation and should be considered a competitive source to HyGen's electrolysis method, which utilizes renewable electricity rather than natural gas in the production process.  It must be noted that on-site pollution generated by the SMR process may face fines from local air districts and earn little or no carbon credits.

SMR is not without issues.  In the past, the CEC has awarded funding for SMR hydrogen stations but these stations have not been permitted as safe to operate by any of the State's fire marshals.  Specific concerns include delivery of large quantities of hydrogen (1,000 kgs+) for above ground storage at 12k psi.  HyGen does not have this problem.  Some of the leading players in this industry include Air Liquide, Praxair, Linde and Air Products.

According to the Clean Energy States Alliance, in the current hydrogen market, deliveries of industrial-grade high purity (99.95%+) hydrogen at medium to large volumes are typically priced at around $17-21 per kilogram, plus freight, rental, and hazmat charges. For smaller volumes of between four and 15 kilograms, hydrogen gas costs are estimated to vary widely from $21-83 per kilogram depending on service model, delivery frequency, and distance from the gas supplier fill plant (Cohen and Snow, 2008).

Fuel cell applications require a higher level of hydrogen purity than is typical for many industrial applications and, accordingly, often entail higher costs of delivery.  The hydrogen market is divided into two segments, captive and merchant.  Captive production hydrogen is used on-site, such as at oil refineries.  Merchant hydrogen is produced for delivery to other locations as an industrial gas.

Type	2009	2010	2011	2016
Captive	6,224	5,662	5,579	5,825
Merchant	1,908	3,007	3,379	4,770
Total	8,245	8,948	9,303	11,209

United States Hydrogen Production per metric ton (1000kg)

(Source http://www.hydrogen.energy.gov/pdfs/12014_current_us_hydrogen_production.pdf)

According to the California Fuel Cell Partnership, as of November 2015, only nine retail public hydrogen stations exist in the State of California. Total breakdown of hydrogen stations for transportation fuels are: All (58) | Retail (4) | In Development (45) | Non-retail (9).

Source California Fuel Cell Partnership http://cafcp.org/stationmap

Renewable Electricity.  Large commercial electricity users often buy their electricity from "energy service providers" instead of the utility companies.  This process is known as "direct access."  Direct access allows volume electricity customers to purchase electricity directly from any electricity supplier in the competitive wholesale power market instead of from their utility.  However, even with direct access, the electricity is still delivered by the utilities and a transport and distribution fee is charged.

Our planned three station pilot program is expected to use renewable energy purchased directly from investor-owned/municipal utilities.  An alternative solution is to use Direct Access Renewable Energy Certificates ("REC")/Merchant Contract with local utilities to buy renewables.  RECs allow for purchase of renewables even where local utilities do not offer renewable contracts.

Production Phase.  With 100 stations, management believes HyGen would be the largest buyer of renewable power - (18 MWh per station for 390 kg system = 1.8 GWh/day).  Buyers of renewable electricity on this scale are rare and the Company expects to eventually be in a position to negotiate PPAs directly with energy producers.

The production of hydrogen via electrolysis effectively "stores" electricity, making a market for off-peak renewables such as wind power.  The ability for HyGen to purchase off-peak energy (that would ordinarily not be produced) would add to the bottom line for producers and could make marginal projects feasible.

Automotive Manufacturers

Expected start of retail FCEV sales
Toyota	2015 (currently available with demand outpacing supply)
Honda	2016 (pilot lease program since 2008)
Hyundai	2015 (currently available with demand outpacing supply)
GM	2016
Nissan	2018 or later
Ford	2018 or later
Daimler	2018 (previously ran a pilot F-Cell lease program)

FCEV Roll-out Timetable

Honda-Model Clarity FCX.  Honda released the 2013 FCX as a lease program in the Southern California market.  Although the vehicles were hand-built, Honda claimed the car was capable of being mass-produced and sold at a price comparable with high-end hybrids.  The lease program was by application only to residents of Torrance, Santa Monica, and Irvine (determined by hydrogen station proximity).

Improvements over the previous Clarity FC  model:

  Over 397 pounds lighter

  120% better power-to-weight ratio

  20% more fuel efficient

   45% more compact and 10% more energy-efficient

Honda is expected to release a mass-production new Clarity model in Spring 2016.

Miles-Per-Kilogram (City/Highway/Combined)	60 / 60 / 60
Driving Range	240
Fuel Capacity / Tank Pressure	3.92 kg @ 5000psi
Proton Exchange Membrane Fuel Cell (PEMFC)	Standard
Power Output	100kW
Fuel Cell Stack Weight (lbs)	148
0-60 mph	9.7 sec
Top Speed	100 mph

Honda Clarity 2013 FCX Specifications

Hyundai-Model ix35 (Tucson in US) Fuel Cell.  The 2013 model ix53 (Tucson) FCEV is Hyundai's third generation fuel cell offering.  The company claims "World's first series production FCEV."  Shipping in limited quantities to Europe, Hyundai plans to manufacture "1000 vehicles in 2015 and 10,000 soon after."  (Source: http://www.hyundai.co.uk/about-us/environment/hydrogen-fuel-cell)  Hyundai's Byung-Ki Ahn (Principal Engineer & General Manager, Fuel Cell Group) believes a 20-30% price premium above conventional vehicles is the most consumers will be happy to pay for an early FCEV.  According to Hyundai's website, the vehicles have logged two million miles in some of the most extreme driving conditions on Earth-from the Death Valley to the Baltic ice fields of Sweden.

Miles-Per-Kilogram (City/Highway/Combined)	60 / 60 / 60
Driving Range	369
Proton Exchange Membrane Fuel Cell (PEMFC)	Standard
Power Output	100kW
0-62 mph	12.5 sec
Top Speed	99 mph

Hyundai ix35 FCEV Specifications

At the November 2013, Los Angeles Motor Show, Hyundai announced a 2014 lease program for its Tucson FCEV.  The South Korean automaker offers the car on a $499 a month, 36-month lease with a $2,999 down payment and free hydrogen for the life of the lease.  Currently, the company is no longer taking inquiries due to over-subscription.  (Source http://www.latimes.com/business/autos/la-fi-hy-auto-show-hyundai-tucson-debut-20131120,0,50557.story#ixzz2lVz3NTuu)

Toyota-Mirai.  Toyota unveiled its 2015 FCEV offering at the November, 2013 Tokyo Motor Show and began selling it in the fourth quarter of 2015.  In the American market, the 2016 model year Toyota Mirai will start at US$57,500 before any government incentives, and a leasing option for 36 months will be available with a US$3,649 down payment and a lease rate of US$499 per month.  Several states have established incentives and tax exemptions for fuel cell vehicles.  As a zero-emission vehicle ("ZEV"), the Mirai will be eligible for a purchase rebate in California of US$5,000 through the Clean Vehicle Rebate Project. The existing federal tax credit for fuel cell vehicles expired on December 31, 2014.

Daimler-Model F-Cell B Series.  Mercedes F-Cell B Series disclosed a lease program similar to Honda in California. Mercedes reportedly plans to introduce its first hydrogen fuel cell vehicle at the 2017 Frankfurt Motor Show. The car is expected to be based on the automaker's 2016 GLC and is anticipated to hit showrooms in Europe in 2018 as the GLC F-Cell.

General Motors.  General Motors ("GM") is an acknowledged leader in fuel cell technology, ranked number one in total fuel cell patents filed between 2002 and 2012 (Giner developed).  GM has developed several fuel cell vehicles since the late 1960s.  Its Project Driveway program, launched in 2007, has accumulated nearly three million miles of real-world driving in a fleet of 119 hydrogen-powered vehicles.

Station Recruitment

HyGen has recruited partner stations to participate in future CEC programs.  We believe our business model of revenue sharing in exchange for siting electrolysis equipment at gas stations compares favorably with profits from gasoline sales.  However, we expect station owners to become more aggressive in revenue-share demands as hydrogen sales increase and other vendors appear with HyGen-like proposals.  In addition, the potential exists to sell HyGen branded systems to owners with sufficient wherewithal to finance and execute their own renewable energy contracts.

Bridge Notes

                The Company has one bridge note (the "Note") outstanding in the aggregate principal amount of $20,000 issued in November 2015, bearing simple interest at the rate of 10% per annum, with a maturity date of July 31, 2016.  The outstanding principal and interest of the Note are payable from the first net proceeds of this offering, or on the maturity date, whichever occurs first.  The Note also provides for bonus interest ("Bonus Interest") equal to 50% of the original principal amount of the Note, for a total of $10,000, payable from the net proceeds of this offering in excess of $3,500,000.  The Bonus Interest is only payable to the extent that the net proceeds of this offering exceed $3,500,000, and is otherwise not due.  In connection with the issuance of the Note, the Company agreed to issue a total of 10,000 warrants to purchase 10,000 shares of our common stock for a period of three years from the date of issuance of the warrants, at an exercise price of $5.00 per share on a cash only basis.  The warrants are issuable on or before the maturity date of the Note.  We may issue more bridge notes in the future.

Competition

The investment in renewable hydrogen fuel to date in California has been led primarily by the state government with industrial gas suppliers, such as Air Products, Linde, and Air Liquide.  Only a handful of investments have been made by what we might consider a third party developer (e.g., Hydrogen Frontiers) who does not also serve as a vendor of equipment.  We do not currently own any intellectual property or proprietary technology for the distributed generation of hydrogen.  Many companies manufacture electrolyzers and there is nothing we can do to prevent competitors from replicating our strategy.  We expect competition to intensify further in the future.  Current and new competitors can launch new products and can compete in the market place.  Electricity is the largest percentage of cost of goods sold (COGS).  Access to renewable electrical power at favorable prices will be a key factor in our success.  Competitors will need to execute large multi-megawatt PPAs to maintain a competitive position.  In addition to water electrolysis, strong competition will emerge from industrial gas companies, utilizing a centralized distribution model.  Industrial gas companies may be able to supply hydrogen to station owners at a lower cost than HyGen can profitably generate the hydrogen gas in on-site tanks.  In addition, large multi-national gas companies may subsidize the cost of hydrogen in an attempt to discourage the generation of hydrogen from clean, renewable sources. HyGen will devote a percentage of overhead toward lobbying state government to promote and incentivize clean, renewable hydrogen. Management believes we can compete effectively, but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

Government Regulation

The Company will be subject to government regulations in the conduct of its business which tend to increase costs and potentially have a material adverse impact on the Company's operating results, financial condition and business performance, including but not limited to (1) employment laws generally applicable to all businesses, including laws covering wages, working conditions, health, safety, working hours and similar matters, (2) laws designed to protect the environment, including those applicable to energy operations, (3) laws enforced by the Federal Trade Commission ("FTC") and equivalent state agencies governing advertising and representations made by businesses, and (4) laws enforced by the Department of Energy and equivalent state agencies.  Compliance with laws, rules and regulations applicable to conducting commerce on the Internet is also a challenge for the Company.  See "RISK FACTORS - Our business is subject to various government regulations."

Employees

As of June 3, 2016, we had no full-time employees and three independent contractors, two of whom are executive officers of HyGen Industries, Inc.  We plan to actively hire employees at such time as the Company has sufficient capital or financing to fund the expanded launch of its business plan.

Property

We are a virtual company and currently lease no office space.  Our address at 11693 San Vicente Boulevard, Suite 445, Los Angeles, California 90049 is a mailing address.

Seasonality

Our operations may be materially affected by seasonality.  Hydrogen fuel is likely to have higher sales volumes during the spring and summer months and holidays when drivers are more likely to be on the roads. Lower sales volumes may be experienced at other times during the year.  Fuel consumption may, however, be adversely affected by weather conditions such as cold or excessively warm temperatures and excess wetness or drought, to the extent that weather affects travel patterns.

RISK FACTORS

The purchase of shares of our common stock involves substantial risks.  Each prospective investor should carefully consider the following risk factors, in addition to any other risks associated with this investment, and should consult with his own legal and financial advisors.

Cautionary Statements

The discussions and information in this Offering Circular may contain both historical and forward-looking statements.  To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements.  We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations.  The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance of our renewable hydrogen fueling stations, unrecoverable losses from theft, intense competition for customers, supplies, and government grants, including entry of new competitors, lack of demand for renewable hydrogen fuel, adverse federal, state, and local government regulation, absence of suitable sites for station installation, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving us or our employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of our operating results and financial condition, adverse publicity and news coverage, the failure of business acquisitions to be successful or profitable, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Offering Circular or in other reports issued us or third party publishers.

Risks Relating to Business

We have a limited operating history and have yet to earn a profit because we have earned no revenue, which makes it difficult to accurately evaluate our business prospects.  We have limited assets, limited operating history and have no operating revenues to date. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success of our must be considered in light of the expenses, complications and delays frequently encountered with the start-up of new businesses and competitive environment in which start-up companies operate.  We own no patents, nor have we applied for them.

We have only conducted a limited number of market studies.  We have only conducted limited formal market studies concerning the demand for our proposed renewable hydrogen fueling stations.  There is no independent confirmation of public acceptance of the concept; however, management believes the public acceptance of renewable hydrogen fueling stations will be favorable based on their internal research and experience.

Our business plan is speculative.  Our planned businesses are speculative and subject to numerous risks and uncertainties.  The design and development of our proposed renewable hydrogen fueling stations may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, absence of hydrogen powered vehicles. technological inefficiencies, competition, or for other reasons. The demand for renewable hydrogen fueling stations is uncertain, even if favorable legislation progresses.  The burden of government regulation on renewable hydrogen industry participants is uncertain and difficult to quantify.  There is no assurance that we will ever earn revenue or a profit.

Historically, we have conducted little research and development and do not own significant proprietary intellectual property or technology.  As discussed, we do not expect to develop new proprietary products and services for renewable hydrogen in the near term.  In the long run, we may change our policy and engage in research and development either organically or through strategic acquisition.  If that change occurs, the development efforts for new products may fail to result in any new commercial technology, products or services, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products.  We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties.  Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized.  We may have inadequate capital to successfully execute this aspect of our business plan.

Financial projections included with this Offering Circular may prove to be inaccurate.  Financial projections concerning our estimated operating results may be included with the Offering Circular.  Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions.  We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted.  We cannot assure that the results illustrated in any financial projections will in fact be realized by us.

We may not be able to successfully compete against companies with substantially greater resources.  The renewable hydrogen industry is intensely competitive and we expect competition to intensify further in the future.  We will be subject to competition from well-established renewable hydrogen companies that have all necessary government permits.

We may be required to collect sales and other taxes.  New excise taxes may be imposed on the sale and production of renewable hydrogen by federal and state taxing authorities, suppressing sales.  New government tax regulations may require that we as the supplier be responsible to collect those excise taxes, increasing our costs and risks.  We expect to file quarterly sales tax returns with the State of California.

We cannot assure that we will earn a profit or that our renewable hydrogen fueling stations will be accepted by consumers.  Our business is speculative and dependent upon acceptance of our renewable hydrogen fueling stations by consumers, and the availability and demand for hydrogen vehicles.  Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our planned renewable hydrogen fuel.  We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

Our business is subject to various government regulations.  We are subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general.  We are qualified to do business in one state in the United States, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, and could result in our inability to enforce contracts in such jurisdictions.  Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We may not have adequate capital to fund our business.  We will have limited capital available to us, to the extent that we raise capital from this offering.  If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected.  We cannot assure that we will have adequate capital to conduct our business.

We may incur uninsured losses.  Although we maintain modest theft, casualty, liability, and property insurance coverage, along with workmen's compensation and related insurance, we cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business.  In particular, we may incur liability if one of our renewable hydrogen fueling stations is deemed to have caused a personal injury.  Should uninsured losses occur, the holders of our common stock could lose their invested capital.

We will be subject to potential litigation.  As a manufacturer and seller of commercial goods, we will be exposed to the risk of litigation for a variety of reasons, including product liability lawsuits, employee lawsuits, commercial contract disputes, government enforcement actions, and other legal proceedings.  We cannot assure that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

We cannot assure that we will have the resources to repay all of our liabilities in the future.  We have liabilities and may in the future have other liabilities to affiliated or unaffiliated lenders.  These liabilities represent fixed costs, which are required to be paid regardless of the level of business or profitability experienced by us.  We cannot assure that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability.  Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business.  We may utilize purchase order financing from third party lenders when we are supplying or distributing goods, which would increase our costs and the risks that we may incur a default, which would harm our business reputation and financial condition.  We cannot assure that we will be able to pay all of our liabilities, or that we will not experience a default on our indebtedness.

We may incur cost overruns in the development, production and distribution of our products.  We may incur substantial cost overruns in the development of renewable hydrogen fueling stations.  Management is not obligated to contribute capital to us.  Unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause us to lose our entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan.  We cannot assure that we will be able to obtain sufficient capital to successfully continue to implement our business plan.  If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the shareholders' investment in us is diminished.

We will compete with other hydrogen fuel industry participants for California monetary grants through the California Energy Commission (CEC) or other state agencies.  While we intend to continue to apply for periodic grants offered by the CEC and other California state government agencies, there is no assurance that we will be granted any of them.  Larger well-funded hydrogen industry participants with more capital and management resources than us will intensely compete for grants, and may prevail over us in obtaining them.

If we are unable to pay for material and services timely, we could be subject to liens.  If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men's and workmen's liens.  We may also be subject to bank liens in the event that we default on loans from banks, if any.

Directors and officers have limited liability.  Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the maximum extent permitted by California law.  If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy.  Our success is substantially dependent on the performance of our executive officers and key employees.  The loss of any of our officers or directors could have a material adverse impact on us.  Three of our former executive officers and two of our former directors resigned from their positions with the Company in May 2016 and on June 2, 2016. We will generally be dependent upon Richard Capua, Paul Dillon, Aaron S. Rachlin, and Glenn Rambach, for the direction, management and daily supervision of our operations.

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.  Our performance will be largely dependent on the talents and efforts of highly skilled individuals.  Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization.  Competition for such qualified employees is intense.  If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively.  In addition, our future success will depend in large part on our ability to retain key consultants and advisors.  We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of HyGen.  Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

We have only one independent director.  Currently, the members of our board of directors are Paul Staples, Paul Dillon, Alexander Kolb, Richard Capua, Glenn Rambach, and Dr. Woodrow Clark II.  Only one of our directors, Alexander Kolb, is considered an "independent director," as defined under Financial Industry Regulatory Authority, Inc. ("FINRA") listing standards and Nasdaq Marketplace Rules.  Currently we do not have any committees of the board of directors.  We plan to form audit and compensation committees in the future, but may need to add one or two independent directors with financial acumen before we can form those committees.

The consideration being paid to our management was not based on arm's length negotiation.   The common stock and cash consideration paid or being paid by us to our management have not been determined based on arm's length negotiation.  While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

Our bylaws may be amended by our board and our articles and bylaws may be amended by a majority vote of our shareholders.  Under the California Corporations Code, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to vote as a class, unless the certificate requires the vote of a larger percentage of shares.  Our Articles of Incorporation do not require the vote of a larger percentage of shares.  As permitted under the California Corporations Code, our bylaws give our board of directors the power to adopt, amend, or repeal our bylaws.  Our shareholders entitled to vote have concurrent power to adopt, amend, or repeal our bylaws.

Risks Related to the Offering

There is no minimum capitalization required in this offering.  We cannot assure that all or a significant number of shares of common stock will be sold in this offering.  Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business.  Management has no obligation to purchase shares of common stock.  If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements.  We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us.  Under such circumstances, investors in our common stock could lose their investment in us.  Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.

We determined the price of the shares arbitrarily.  The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value.  We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

After this offering, we will be subject to lesser reporting requirements than those applicable to more mature public companies.  We may elect to report as a Regulation A+ (Tier 2) company for an indefinite period of time after the conclusion of this offering.  As such, our reporting requirements would be considerably less than a reporting company under Section 12 or 15(d) of the Exchange Act, even for an emerging growth company.  If we elect to report as a public company under the Exchange Act, we would initially qualify as an emerging growth company.  For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that do not qualify as emerging growth companies. For example, as an emerging growth company and as a Regulation A+ (Tier 2) reporting company, we are exempt from the following requirements, among others:

  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

  taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

  being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

  being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

 We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of a June 30 fiscal year end, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

We are dependent on our executive officers and key employees for the management of our business, and their loss and failure to replace them could have a material adverse effect on our financial condition and operating results.  In order to be successful, we must have qualified, competent managers and engineers.  There is no assurance that we will be able to retain and recruit the professional personnel we need to execute our business plan.  On June 2, 2016, Richard Capua, our Vice Chairman, replaced Paul Staples as the Company's President (Mr. Staples resigned as Chief Executive Officer and Chairman and Mr. Capua was appointed President and Interim Chairman).  The Board approved Mr. Capua as President for 90 days to be reviewed at that time, with the possibility that a new President from the outside may be recruited.  We also recently replaced our Project Manager who was our chief Operating Officer.

Risks Related to Our Common Stock

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us.  We are authorized to issue up to 490,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  We have the right to raise additional capital or incur borrowings from third parties to finance our business.  Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock.  Consequently, shareholders may experience more dilution in their ownership of us in the future.  Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders.  We may also issue net profits interests in HyGen.  The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

We cannot assure that we will pay dividends.  We do not currently anticipate declaring and paying dividends to our shareholders in the near future.  It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and our potential to acquire other businesses.  Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock.  We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

Our principal shareholders own voting control of HyGen Industries.  Our current officers, directors, founders, and principal shareholders currently own a total of 9,900,000 shares of our common stock or 99% of the total issued and outstanding capital stock of the Company.  Our principal shareholders will own approximately 70.7% of the outstanding votes assuming that 4,000,000 shares of common stock are issued pursuant to this offering.  These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.  This concentration of ownership may not be in the best interests of all of our shareholders.

We cannot assure that a public trading market for our common stock will ever be established.  At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop.  Our common stock has no trading symbol.  In order to obtain a trading symbol and authorization to have our common stock trade publicly, we must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA"), of which there is no assurance, before active trading of our common stock could commence.  If our shares of common stock ever publicly trade, they may be relegated to the OTC Pink Sheets or an Alternative Trading System (an "ATS").  The OTC Pink Sheets  and ATS' provide significantly less liquidity than the OTC-QB and OTC-QX Markets, the NASDAQ automated quotation system, or the NASDAQ Capital Market.  Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original price or at any price.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.  We are required to establish and maintain appropriate internal controls over financial reporting.  Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations.  In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors.  Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Our common stock would be subject to the "Penny Stock" rules of the Securities and Exchange Commission if it were publicly traded, and may be difficult to sell.  Our shares of common stock are "penny stocks" because they are not registered on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, pursuant to Rule 3a51-1(a) under the Exchange Act.  For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person's account for transactions in penny stocks and that the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.  The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which sets forth the basis on which the broker or dealer made the suitability determination and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.  Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules.  This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include:

  control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

  manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

  boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;

  excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and

  the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.  Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive, within the confines of practical limitations, to prevent the described patterns from being established in our shares of common stock.  The occurrence of these patterns or practices could increase the volatility of our share price.

DIVIDEND POLICY

We have not declared or paid any cash dividends and do not intend to pay cash dividends in the near future on our shares of common stock.  Cash dividends, if any, that may be paid in the future to holders of common stock will be payable when, as and if declared by our board of directors, based upon the board's assessment of our financial condition, our earnings, our need for funds, whether any preferred stock is outstanding, to the extent the preferred stock has a prior claim to dividends, and other factors including any applicable laws. We are not currently a party to any agreement restricting the payment of dividends.

CAPITALIZATION

The following table sets forth as of December 31, 2015 (i) our capitalization and (ii) our capitalization as adjusted to reflect the sale of 4,000,000 shares at a purchase price of $5.00 per share in this offering, and the application of the estimated net proceeds from this offering as described under "USE OF PROCEEDS."

	December 31, 2015 (Unaudited)
	Actual	As Adjusted (1)

Shareholders' Equity:
Common Stock, par value $0.001 per share, 490,000,000 shares authorized, 10,000,000 shares issued (2), 14,000,000 shares issued, as adjusted (3)	$10,000	$14,000

Preferred Stock, par value $0.001 per share, 10,000,000 shares authorized, No shares issued or outstanding, No shares issued or outstanding, as adjusted	- 0 -	- 0 -

Additional Paid in Capital	$270,134	$18,070,134

Retained Earnings (Deficit)	($407,509)	($407,509)

Total Shareholders' Equity	($127,375)	$17,672,625

Total Debt and Shareholders' Equity	($127,375)	$17,672,625

(1) The capital to be raised from the placement of the shares of common stock is expected to be a potential maximum of $20,000,000.  The actual capitalization is adjusted to reflect the assumption that 4,000,000 shares of our common stock are issued for $20,000,000 of capital pursuant to this offering, with $2,200,000 deducted for the estimated offering costs for the placement of the common stock.

(2) Includes, as of December 31, 2015, 2,700,000 shares of common stock owned by Paul Staples, a director, 1,000,000 shares of common stock owned by Paul Dillon, our chief financial officer, secretary, vice president of business development, and a director, 3,200,000 shares of common stock owned by Richard Capua, our interim chairman and president, 1,000,000 shares of common stock owned by W. Woodland Hastings, previously our chief environmental officer and a director until June 2, 2016, 1,000,000 shares of common stock owned by Alexander Kolb, a director, 890,000 shares of common stock owned by James Provenzano, previously our chief operating officer and a director until May, 2016, 50,000 shares of common stock owned by Glenn Rambach, our chief science officer and a director, 50,000 shares of common stock owned by Dr. Woodrow Clark II, a director, and 10,000 shares of common stock owned by Clean Air Now, a non-profit corporation of which James Provenzano is the president and W. Woodland Hastings is the secretary.

(3)  The total number of shares of our common stock outstanding assumes that the maximum number of shares of common stock is sold in this offering.

DILUTION

As of December 31, 2015, the net tangible book value of HyGen was ($127,375) or approximately ($0.0127) per share of common stock.  See "CAPITALIZATION."  Net tangible book value per share consists of stockholders' equity divided by the total number of shares of common stock outstanding.  Without giving effect to any changes in such net tangible book value after December 31, 2015, other than to give effect to the sale of 4,000,000 shares of common stock being offered by us in this Offering Circular, the pro forma net tangible book value at December 31, 2015 would have been $17,672,625 or approximately $1.25 per share.  Thus, as of December 31, 2015, the net tangible book value per share of common stock owned by our current stockholders would have increased by approximately $1.26 without any additional investment on their part and the purchasers of the shares will incur an immediate dilution of approximately $3.75 per share from the offering price.  "Dilution" means the difference between the private placement price and the net tangible book value per share after giving effect this offering.  The following table illustrates the dilution which investors participating in this offering will incur and the benefit to current stockholders as a result of this offering.

Private Placement Price per Share (1)...............	$5.00

Net Tangible Book Value per Share before Offering..................	($0.0127)

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby...............	$1.26

Net Tangible Book Value per Share after Offering..........	$1.25

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering........	$3.75

(1)   Before deduction of offering expenses.

Investor Cash Capital Contribution	Number of Investor Shares	Price Per Share to Investor

$20,000,000	4,000,000	$5.00

Founders Cash Capital Contribution	Number of Founder Shares	Cash Price Per Share to Founders (1)

$280,134	10,000,000	$0.028

(1)     Does not include the amount of loans or contributions of property made by the founders to the Company from time to time, nor the value of their services.

MANAGEMENT

Executive Officers and Directors of HyGen Industries

The table below sets forth our directors and executive officers of as of the date of this Offering Circular.

Name	Position	Age	Term of Office	Approximate Hours Per Week

Richard Capua	President and Interim Chairman	70	Inception to Present (1)	(2)(4)

Paul Dillon	Director, Chief Financial Officer, Secretary, and Vice President of Business Development	59	Inception to Present (1)	(2)

Aaron Rachlin	Project Manager	54	June 2, 2016 to Present (1)	(2)

Glen Rambach	Director and Chief Science Officer	62	Inception to Present (1)	(3)

Paul Staples	Director	63	Inception to Present (1)	(4)

Alexander Kolb	Director	64	Inception to Present (1)

Dr. Woodrow Clark II	Director	71	Inception to Present (1)

(1) This person serves in this position until the person resigns or is removed or replaced by a duly authorized action of the Board of Directors or the shareholders.  This person has been in the indicated position with the Company since the Company's inception in August 2014, or since the date indicated, if not since inception.

(2) This person works full-time for the Company.

(3) This person works part-time for the Company, approximately 10 to 15 hours per week.

(4) Paul Staples voluntarily resigned as Chairman and Chief Executive Officer of the Company on June 2, 2016, and Richard Capua was on that date appointed President and interim Chairman of the Company.

Richard Capua has been a director and was the executive vice president/construction manager of HyGen from its inception in August 2014 until June 2, 2016, when he was elected to be the interim Chairman and President of the Company.  Mr. Capua has been a general contractor since 1988.  Mr. Capua was the director of Matrix Engineers and Contractors from 1988 to 2006.  While with Matrix Engineers and Contractors, he registered with the Central Contractors Registration ("CCR") and was awarded a Commercial and Government Agency Code.  At Matrix Engineers and Contractors, Mr. Capua was responsible for the following hydrogen fuel station projects: (1) Clean Air Now/Xerox at El Segundo, prime contractor in 1994, (2) co-design, permitting, installation, and commissioning of the world's first commercially permitted solar hydrogen generating and fueling facility in 1998, (3) oversight of hydrogen ICE converted vehicle fleet (from 1994 to1998), (4) design of the Sunline Transit Hydrogen Fueling Facility located in Thousand Palms, California (from 1997 to 1999), and (5) installation of the City of Santa Monica's Hydrogen Fueling Facility in 2006).  In 2008, Mr. Capua founded Abovo Energy, a mechanical systems contractor, specializing in the installation of high-tech systems.  Abovo installs systems such as those used for specialty gases, cryogenic gases, waste handling acid, neutralization, high vacuum, and clean steam.  Abovo Energy specializes in and operates installations under clean room specifications for high-tech fabrication and specifications.  Mr. Capua is also cleared to perform work on projects requiring Secret (Federal) clearance.

Paul Dillon has been a director and the chief financial officer, secretary, and vice president of business development of HyGen since its inception in August 2014.  Mr. Dillon is an entrepreneur with over 35 years of experience in construction, property development, and technology-related businesses.  As a former residential real estate developer in the United Kingdom, Mr. Dillon completed several housing developments before founding ITL in 1995, an online property group with operations in the United States and the United Kingdom.  More recently from 2000 to 2008, Mr. Dillon was the vice president of business development and counter manager for Japan with a wireless semiconductor company, Pulse~LINK, Inc.  From 2008 to 2014, Mr. Dillon was an independent business development consultant in the areas of semiconductors, technology, and clean-tech start-ups.  Mr. Dillon is a published author.

Aaron S. Rachlin has been the Project Manager of HyGen from June 2, 2016 to present.  Mr. Rachlin has been involved in the project management and development of renewable energy projects and zero emission transportation fuel projects for more than 15 years, including the completion of the award-winning Hydrogen Fueling Station at LAX in Los Angeles, California.  This ground-breaking station, which Mr. Rachlin envisioned and for which he served as project manager, hosted a fleet of six Daimler-Chrysler fuel cell electric vehicles from 2004 to 2006, and was among the first of its kind in North America to couple a commercial gasoline station design with on-site generation of renewable hydrogen fuel.  Mr. Rachlin has also served, since 2008, as co-managing member of West Butte Wind Power, LLC and R-Squared Energy, LLC, which have been dedicated to the development of a utility scale (104MW) Wind Power Project (West Butte) in central Oregon.  Mr. Rachlin is committed to bringing renewable hydrogen fuel, derived from renewable energy resources, both large and small, to our transportation sector.  Mr. Rachlin has Bachelor of Arts and Masters degrees, and a Juris Doctor in Law.

Glenn Rambach has been a director and the chief science officer of HyGen since its inception in August 2014.  Mr. Rambach has been recognized as a leader in the advanced energy research sector since 1974.  Motivated by the need for energy independence, security, and clean energy systems, his research has included diesel combustion systems, laser fusion, hydrogen production and storage, fuel cell system designs, and integrated renewable energy systems using storage.  From 2009 to July 2014, Mr. Rambach worked as a consultant for several companies, including Concepts NREC a developer of Hydrogen Pipeline compressors, as well as with Staples & Associates on developing the plan to deploy hydrogen fueling stations.  Mr. Rambach has developed optimization methods for design and operation of intermittent renewable energy systems where energy storage provides on-demand power.  His 5-kW wind-solar-hydrogen-fuel cell facility still operates at the University of Nevada, DRI in Reno.  Mr. Rambach has worked as a research engineer at Stanford University from 1976 to 1977 and spent 20 years at the

Livermore and Sandia National Labs from 1977 to 1997.  Previously, Mr. Rambach served as director of engineering at Texaco Ovonic Fuel Cells from 2001 to 2002 and director of new technology at Tenneco Automotive from 2002 to 2005.  Most recently, Mr. Rambach completed research and development contracts supporting a nuclear company and a defense contractor in the areas of hydrogen economics, very large scale hydrogen production and transport, and synthetic hydrocarbon fuels.  Early in his career, he led experimental research in the fundamentals of combustion at Stanford and the Sandia Combustion Research facility. Mr. Rambach has written numerous papers and given presentations on technical, policy and strategy issues for advanced energy devices, systems and marketing.  He holds two solid oxide fuel cell patents, is the inventor of a high-pressure cryogenic hydrogen fuel tank, and is a co-developer of the first x-ray laser. Mr. Rambach received his Bachelor of Science degree in aerospace engineering from Cal Poly University and his Master's degree in aerospace engineering from Princeton University (Thesis on Fundamentals of Emulsified Diesel Fuels).

Paul Staples is the founder of HyGen and was its Chairman of the Board and Chief Executive Officer from HyGen's inception in August 2014 until June 2, 2016.  He continues to serve as a director of the Company.  Mr. Staples is responsible for developing the CEC-funded project that launched HyGen.  He recruited 40 gas stations from 12 station owners to join his plan to deploy clean renewable hydrogen infrastructure for HyGen's CEC-funded project.  Since 1990 to the present, Mr. Staples has been the principal of Staples & Associates, an environmental/marketing consulting firm with an emphasis on hydrogen energy technologies.  In 1991, with the invaluable help of the late Dr. Robert Zwieg, Mr. Staples restructured Clean Air Now ("CAN"), an inactive non-profit 501(c)(3) organization with a pioneering history in the modern-day environmental movement.  CAN was the vehicle used by Staples & Associates to fund and develop the CAN Solar Hydrogen Vehicle Project at Xerox, in El Segundo. With a newly recruited board of directors, Mr. Staples co-authored CAN's new mission statement, which the group adopted to take a pro-active approach to solving this country's air pollution and energy problems through implementation of the renewable hydrogen economy.  From 1991 to 1996, Mr. Staples was the president and executive director of CAN, and the project director and general manager of the CAN Solar Hydrogen Vehicle Project at Xerox.  He led the effort and built the team that successfully completed the project on time and under-budget. Mr. Staples also spearheaded an effort (with the invaluable support and leadership of the then SCAQMD Governing Board Member, Sabrina Schiller) to re-organize the AB2766 funding process, legislation passed by the California State Assembly to provide funds through vehicle registration fees for public/private partnerships to fund pollution reduction projects.  This effort resulted in AB2766 becoming a more effective program for funding projects to develop and deploy technologies with significant air pollution abatement impact.  In 1993, Mr. Staples co-wrote and submitted two proposals to AB2766 and the White House Technology Reinvestment Project ("TRP") for funding the CAN Solar Hydrogen Vehicle Project at Xerox. The TRP was a federal public/private partnership-funding program developed by the White House for defense conversion.  Both proposals were funded and the CAN Solar Hydrogen Vehicle Project at Xerox in El Segundo became the world's first commercially permitted solar hydrogen generating facility and hydrogen converted ICE vehicle fleet.  In 2006, Mr. Staples developed the City of Santa Monica's hydrogen vehicle and fueling infrastructure program and project for its Environmental and Public Works Department.  The project led to a five-city, six-site funded program involving the cities of Santa Monica, Burbank, Riverside, Santa Anna, and Ontario, and the South Coast Air Quality Management District headquarters.  Each location provided hydrogen fueling stations for thirty hydrogen-converted Toyota Prius Hybrids

Alexander Kolb has been a director of HyGen since its inception in August 2014.  Mr. Kolb has 24 years of military experience in avionic navigation and communications and flight simulator systems (from 1973 to 1985), and held an instructor flight engineer rating for 12 years (from 1987 to 1999) on C-130 type aircraft with the California Air National Guard.  From 2001 to 2006, Mr. Kolb worked as a field service representative for Aura Systems' mobile power generation system.  Since 2006, he has been an Automotive Service Specialist with the Auto Club of Southern California.   Mr. Kolb received his Associates of Art degree from Community College Air Force in 1990.  He is also an Automotive Service Excellence Master Technician and a Federal Aviation Administration certified Turbo-prop Flight Engineer.

Dr. Woodrow Clark II has been a director of HyGen since its inception in August 2014.  Dr. Clark is a globally recognized and respected expert, author, lecturer, public speaker and consultant on the global and local solutions to climate change.  His core advocacy is in the economics for smart green communities.  During the 1990s he was Manager of Strategic Planning for Technology Transfer at Lawrence Livermore National Laboratory ("LLNL") for the University of California and the U.S. Department of Energy. While at LLNL he served as one of the contributing scientists and experts to the work of the United Nations Intergovernmental Panel on Climate Change ("IPCC"), which was awarded the 2007 Nobel Peace Prize.  His current work generates responses to climate change from governments and businesses, using public policy, science and technology, and their economics and finance methods.  In 2004 he founded, and now manages,

Clark Strategic Partners ("CSP"), a global environmental and renewable energy consulting firm using his political-economic expertise to guide, advise and implement public and private projects advancing sustainable, smart communities as well as colleges and universities, shopping malls, office buildings and film studios.  In 2014, building on his mass media background (1980s), he founded Clark Mass Media Company ("CM2C"), which specializes in documentary, education and dramatic social issues.  Dr. Clark earned three master's degrees from different universities in Illinois and his Ph.D. at University of California, Berkeley.  He has published 11 books and 70+ peer-reviewed articles, which reflect his concern for global sustainable communities to stop and reverse climate change.  Dr. Clark has also served in academic, nonprofit organizations, and government.  His most recent teaching positions were graduate courses in the United States and China.  From 2012 to 2014, he was an Academic Specialist in Cross-Disciplinary Studies at the University of California, Los Angeles, and from 1999 to 2000 he was a Visiting Professor of Science, Technology and Entrepreneurship at Aalborg University, Denmark, where he was also a Fulbright Fellow in 1994.  He served as a Director of the Fulbright Academy for Science and Technology and was Senior Advisor to California Governor Gray Davis from 2000 to 2003 for Renewable Energy, Emerging Technologies and Finance.  Recently he was Chair of the Citizens Oversight Committee ("COC") for six out of eight years of public school bond funds ($334 million) to remodel public schools in Beverly Hills, California.  Since 2012 he has served on the board of Premier Holding Corp. (OTCBB: PRHL).

Executive Compensation

Since its inception in August 2014, HyGen paid the following annualized consulting fees to its executive officers and prior executive officers:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)

Richard Capua (3)	Executive Vice President	$0 (3)	$0	$0 (3)

Paul Staples (1)	Prior Chief Executive Officer	$58,018	$0	$58,018

Paul Dillon	Chief Financial Officer	$58,018	$0	$58,018 (2)

James Provenzano (4)	Prior Chief Operating Officer	$58,018	$0	$58,018

W. Woodland Hastings (5)	Prior Chief Environmental Officer	$0	$0	$0

Glenn Rambach	Chief Science Officer	$7,806	$0	$7,806

(1)     This person resigned as Chief Executive Officer of the Company on June 2, 2016.

(2)     This compensation was paid to Cypress Internet, Inc., a corporation owned by Mr. Dillon.

(3)     This person was elected President and interim Chairman of the Board of Directors on June 2, 2016.  Amounts indicated do not include $87,693 of compensation paid to a corporation owned by Mr. Capua that performed environmental consulting work as a contractor for the Company.

(4)     Mr. Provenzano resigned as the Company's Chief Operating Officer in May 2016.

(5)     Mr. Hastings resigned as the Company's Chief Environmental Officer on June 2, 2016.

We may commence paying salaries and providing other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds.  Our directors and executive officers are also reimbursed for their business expenses.  We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2016, in amounts to be determined.  We do not expect to hire any new executive officers during the current fiscal year.  The employment compensation for certain executive officers may include automobile and housing allowances.

Employment Agreements

We have not entered into any employment agreements with our executive officers or employees to date.  We may enter into employment agreements with them in the future.  A stock incentive program for our directors, executive officers, employees and key consultants will be established in the future.  See "MANAGEMENT - Stock Incentive Plan."

Stock Incentive Plan

On January 22, 2015, in order to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial success, the Company, through its board of directors, adopted an equity incentive plan (the "2015 Plan"), pursuant to which 2,250,000 shares (plus annual increases as defined in the plan) of our common stock are reserved for issuance as awards to our employees, directors, consultants and other service providers.  Under the 2015 Plan, we are authorized to issue incentive stock options intended to qualify under Section 422 of the Code, non-qualified stock options, stock appreciation rights, performance shares, restricted stock, and stock awards.  The incentive stock options may only be granted to employees.  Nonstatutory stock options, stock appreciation rights, performance shares, restricted stock, and stock awards may be granted to employees, directors and consultants.  The 2015 Plan is and will continue to be administered by our board of directors until such time as such authority has been delegated to a committee of the board of directors.  The 2015 Plan was ratified by our shareholders in 2015.  To date, no stock options, stock appreciation rights, performance shares, restricted stock, or stock awards have been granted under the 2015 Plan.

Board of Directors

Our board of directors currently consists of eight directors.  Only one of our directors, Alexander Kolb, is "independent" as defined in Rule 4200 of FINRA's listing standards.  We may appoint additional independent directors to our board of directors in the future, to serve on our planned committees.

Committees of the Board of Directors

We plan to establish an audit committee, compensation committee and a nominating and governance committee.  Until such committees are established, matters otherwise addressed by such committees will be acted upon by independent directors, who will advise the whole board of directors in the course of seeking authorization for any proposed resolutions, or for general reports and recommendations.  The following is a brief description of our contemplated committees.

Audit Committee.  We plan to establish an audit committee consisting of members considered to be independent as defined in Rule 4200 of FINRA's listing standards and who meet the applicable FINRA listing standards for designation as an "Audit Committee Financial Expert."  Currently management does not believe that it has an independent director who qualifies as a financial expert to form the planned audit committee.  Our board of directors also plans to adopt a written charter of the audit committee.  The functions of the audit committee will include:

  meeting with management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

  engaging and pre-approving audit and non-audit services to be rendered by our independent auditors;

  recommending to the board of directors the engagement of our independent auditors and oversight of the work of the independent auditors;

  reviewing our financial statements and periodic reports and discussing the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters; and

  administering and discussing with management and our independent auditors our code of ethics.

Compensation Committee.  We plan to establish a compensation committee.  The functions of the compensation committee will include:

  reviewing and, as it deems appropriate, recommending to the board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of certain employee benefit plans;

  exercising authority under certain employee benefit plans; and

  reviewing and approving executive officer and director indemnification and insurance matters.

Corporate Governance and Nominating Committee.  We plan to establish a corporate governance and nominating committee. The functions of the corporate governance and nominating committee will include:

  developing and recommending to the board of directors our corporate governance guidelines;

  overseeing the evaluation of the board of directors;

  identifying qualified candidates to become members of the board of directors;

  selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected); and

  selecting candidates to fill vacancies on the board of directors.

Director Compensation

We do not currently pay our directors any compensation for their services as board members. Upon completion of this offering, we may establish a compensation plan for our non-employee directors.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by California law.  California law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  any breach of their duty of loyalty to the corporation or its stockholders;

  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law.  We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties.  Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We intend to enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we will indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise.  We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Amendment of Certificate of Incorporation and Bylaws

Under the California law, a corporation's certificate of incorporation can be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock.  Our Articles of Incorporation, as amended, does not require a larger percentage affirmative vote.  As is permitted by California law, our bylaws give our board of directors the power to adopt, amend or repeal our bylaws.  Our shareholders entitled to vote have concurrent power to adopt, amend or repeal our bylaws.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 3, 2016 and as adjusted to reflect the sale of shares of our common stock offered by this Offering Circular, by:

  each of our directors and the named executive officers;

  all of our directors and executive officers as a group; and

  each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares of stock.  This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person's spouse.  Percentage of beneficial ownership before the offering is based on 10,000,000 shares of common stock outstanding as of June 3, 2016.  Unless otherwise noted below, the address of each person listed on the table is c/o HyGen Industries, Inc., 11693 San Vicente Boulevard, Suite 445, Los Angeles, California 90049.

Name and Position of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After to Offering(1)
	Number	Percent	Number	Percent

Richard Capua, Interim Chairman and President	3,200,000	32.00%	3,200,000	22.9%

Paul Staples, Director	2,700,000	27.00%	2,700,000	19.3%

Paul Dillon, Chief Financial Officer, Secretary, Vice President of Business Development, and Director	1,000,000	10.00%	1,000,000	7.1%

James Provenzano	900,000(2)	9.00%	900,000(2)	6.4%

W. Woodland Hastings	1,000,000	10.00%	1,000,000	7.1%

Alexander Kolb, Southern California Project Manager and Director	1,000,000	10.00%	1,000,000	7.1%

Dr. Woodrow Clark II, Director	50,000	*	50,000	*

Glenn Rambach, Chief Science Officer and Director	50,000	*	50,000	*

All directors and executive officers as a group (six persons)	8,000,000	80.00%	8,000,000	57.1%

*Indicates beneficial ownership of less than 1%.

(1)     Assumes 4,000,000 shares of our common stock are issued pursuant to this offering.

(2)     10,000 of these shares are owned by Clean Air Now, a non-profit corporation of which James Provenzano is the president and controls the voting of such shares.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Richard Capua, our Interim Chairman and President, owns a corporation that performed construction consulting work for the Company as a contractor in 2015, for which the corporation was paid $87,693.  The Company does not currently have an active contract with that corporation, but may engage it again for additional services in the future.  Paul Dillon, our Chief Financial Officer and a director, owns a corporation that was paid $58,018 in 2015 for Mr. Dillon's services to the Company as an executive officer.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 490,000,000 shares of common stock, par value $0.001 per share, of which 10,000,000 shares are issued and outstanding as of June 3, 2016.  Our authorized capital stock also includes 10,000,000 shares of Preferred Stock, par value $0.001, none of which are issued or outstanding.  See "CAPITALIZATION."  Under California law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in us.

Common Stock

Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders.  The holders of common stock do not have cumulative voting rights in the election of directors.  Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.  Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board of Directors.  We currently have no shares of Preferred Stock outstanding.

ERISA CONSIDERATIONS

General Fiduciary Obligations.  Trustees and other fiduciaries of qualified retirement plans or IRAs that are set up as part of a plan sponsored and maintained by an employer, as well as trustees and fiduciaries of Keogh Plans under which employees, in addition to self-employed individuals, are participants (together, "ERISA Plans"), are governed by the fiduciary responsibility provisions of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA").  An investment in shares by an ERISA Plan must be made in accordance with the general obligation of fiduciaries under ERISA to discharge their duties (i) for the exclusive purpose of providing benefits to participants and their beneficiaries; (ii) with the same standard of care that would be exercised by a prudent man familiar with such matters acting under similar circumstances; (iii) in such a manner as to diversify the investments of the plan, unless it is clearly prudent not do so; and (iv) in accordance with the documents establishing the plan.  Fiduciaries considering an investment in the shares should accordingly consult their own legal advisors if they have any concern as to whether the investment would be inconsistent with any of these criteria.

Fiduciaries of certain ERISA Plans which provide for individual accounts (for example, those which qualify under Section 401(k) of the Code, Keogh Plans and IRAs) and which permit a beneficiary to exercise independent control over the assets in his individual account, will not be liable for any investment loss or for any breach of the prudence or diversification obligations which results from the exercise of such control by the beneficiary, nor will the beneficiary be deemed to be a fiduciary subject to the general fiduciary obligations merely by virtue of his exercise of such control.  On October 13, 1992, the Department of Labor issued regulations establishing criteria for determining whether the extent of a beneficiary's independent control over the assets in his account is adequate to relieve the ERISA Plan's fiduciaries of their obligations with respect to an investment directed by the beneficiary.  Under the regulations, the beneficiary must not only exercise actual, independent control in directing the particular investment transaction, but also the ERISA Plan must give the participant or beneficiary a reasonable opportunity to exercise such control, and must permit him to choose among a broad range of investment alternatives.

Limited Transactions.  Trustees and other fiduciaries making the investment decision for any qualified retirement plan, IRA or Keogh Plan (or beneficiaries exercising control over their individual accounts) should also consider the application of the prohibited transactions provisions of ERISA and the Code in making their investment decision.  Sales and certain other transactions between a qualified retirement plan, IRA or Keogh Plan and certain persons related to it (e.g., a plan sponsor, fiduciary, or service provider) are prohibited transactions.  The particular facts concerning the sponsorship, operations and other investments of a qualified retirement plan, IRA or Keogh Plan may cause a wide range of persons to be treated as parties in interest or disqualified persons with respect to it.  Any fiduciary, participant or beneficiary considering an investment in shares by a qualified retirement plan IRA or Keogh Plan should examine the individual circumstances of that plan to determine that the investment will not be a prohibited transaction.  Fiduciaries, participants or beneficiaries considering an investment in the shares should consult their own legal advisors if they have any concern as to whether the investment would be a prohibited transaction.

Special Fiduciary Considerations.  The Department of Labor issued new regulations in 2016 conferring fiduciary duty on certain professionals, such as investment advisors and possibly broker-dealers, who render advice to and earn compensation from ERISA Plans, IRAs, Keogh Plans and similar statutory retirement programs.  The regulations include new disclosure rules relating to compensation and conflicts of interest.

Regulations issued on November 13, 1986, by the Department of Labor (the "Final Plan Assets Regulations") provide that when an ERISA Plan or any other plan covered by Code Section 4975 (e.g., an IRA or a Keogh Plan which covers only self-employed persons) makes an investment in an equity interest of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the underlying assets of the entity in which the investment is made could be treated as assets of the investing plan (referred to in ERISA as "plan assets").  Programs which are deemed to be operating companies or which do not issue more than 25% of their equity interests to ERISA Plans are exempt from being designated as holding "plan assets."  Management anticipates that we would clearly be characterized as an "operating company" for the purposes of the regulations, and that it would therefore not be deemed to be holding "plan assets."

Classification of our assets of as "plan assets" could adversely affect both the plan fiduciary and management.  The term "fiduciary" is defined generally to include any person who exercises any authority or control over the management or disposition of plan assets.  Thus, classification of our assets as plan assets could make the management a "fiduciary" of an investing plan. If our assets are deemed to be plan assets of investor plans, transactions which may occur in the course of its operations may constitute violations by the management of fiduciary duties under ERISA.  Violation of fiduciary duties by management could result in liability not only for management but for the trustee or other fiduciary of an investing ERISA Plan.  In addition, if our assets are classified as "plan assets," certain transactions that we might enter into in the ordinary course of our business might constitute "prohibited transactions" under ERISA and the Code.

Reporting of Fair Market Value.  Under Code Section 408(i), as amended by the Tax Reform Act of 1986, IRA trustees must report the fair market value of investments to IRA holders by January 31 of each year.  The Service has not yet promulgated regulations defining appropriate methods for the determination of fair market value for this purpose. In addition, the assets of an ERISA Plan or Keogh Plan must be valued at their "current value" as of the close of the plan's fiscal year in order to comply with certain reporting obligations under ERISA and the Code.  For purposes of such requirements, "current value" means fair market value where available.  Otherwise, current value means the fair value as determined in good faith under the terms of the plan by a trustee or other named fiduciary, assuming an orderly liquidation at the time of the determination. We do not have an obligation under ERISA or the Code with respect to such reports or valuation although management will use good faith efforts to assist fiduciaries with their valuation reports.  There can be no assurance, however, that any value so established (i) could or will actually be realized by the IRA, ERISA Plan or Keogh Plan upon sale of the shares or upon liquidation of us, or (ii) will comply with the ERISA or Code requirements.

Tax Aspects.  The income earned by a qualified pension, profit sharing or stock bonus plan (collectively, "Qualified Plan") and by an individual retirement account ("IRA") is generally exempt from taxation.  However, if a Qualified Plan or IRA earns "unrelated business taxable income" ("UBTI"), this income will be subject to tax to the extent it exceeds $1,000 during any fiscal year.  The amount of unrelated business taxable income in excess of $1,000 in any fiscal year will be taxed at rates up to 36%.  In addition, such unrelated business taxable income may result in a tax preference, which may be subject to the alternative minimum tax.  It is anticipated that income and gain from an investment in the shares will not be taxed as UBTI to tax exempt shareholders, because they are participating only as passive financing sources.

TERMS OF THE OFFERING

Securities Offered

We are offering up to 4,000,000 shares of common stock for a purchase price of $5.00 per share with a minimum purchase requirement of 150 shares ($750).  The maximum offering is $20,000,000.  We will have the unrestricted right to reject tendered subscriptions for any reason and to accept less than the minimum investment from a limited number of subscribers.  In the event the shares available for sale are oversubscribed, they will be sold to those investors subscribing first, provided they satisfy the applicable investor suitability standards.  See "INVESTOR SUITABILITY STANDARDS."

The purchase price for the shares will be payable in full upon subscription.  Subscription funds which are accepted will be deposited into our escrow account expected to be maintained by FundAmerica Securities, LLC.  We have no required minimum offering amount for this offering and therefore we may instruct our escrow agent (likely to be FundAmerica Securities, LLC) to release funds held in escrow to our operating account at any time.

Subscription Period

The offering of shares will terminate on January __, 2017, unless we extend the offering for up to an additional 180 days, or terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the "Sales Termination Date").  The Sales Termination Date may occur prior to January __, 2017 if subscriptions for the maximum number of shares have been received and accepted by us before such date.  Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in HyGen Industries.

Subscription Procedures

Assuming FundAmerica Securities, LLC is engaged, completed and signed subscription documents and subscription checks should be sent to FundAmerica Securities, LLC at the following address: 3455 Peachtree Road, NE, 5th Floor, Atlanta, Georgia, 30326, Attention: HyGen Escrow Account.  In such case, subscription checks should be made payable to FundAmerica Securities, LLC HyGen Escrow Account.  If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest.  Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.

Investor Suitability Standards

Shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended.  See the Purchaser Qualification Questionnaire in the Subscription Documents in Exhibit A to this Offering Circular.  In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of shares.  Investor suitability standards in certain states may be higher than those described in this Offering Circular.  These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

Each investor must represent in writing that he/she meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she is purchasing the shares for his/her own account and (ii) he/she has such knowledge and experience in financial and business matters that he/she is capable of evaluating without outside assistance the merits and risks of investing in the shares, or he/she and his/her purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the shares.  Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor's suitability for an investment in us.  Transferees of shares will be required to meet the above suitability standards.

Interim Investments

Company funds not needed on an immediate basis to fund our operations may be invested in government securities, money market accounts, deposits or certificates of deposit in commercial banks or savings and loan associations, bank repurchase agreements, funds backed by government securities, short-term commercial paper, or in other similar interim investments.

Transfer Agent and Registrar

Assuming FundAmerica Securities, LLC is engaged, then FundAmerica Stock Transfer, LLC, 2300 West Sahara Avenue, Suite 803, Las Vegas, Nevada 89102 would be the transfer agent and registrar for the shares.

PLAN OF DISTRIBUTION

The shares are being offered by us on a best-efforts basis initially exclusively through the portal www.startengine.co owned and managed by StartEngine CrowdFunding, Inc.  We also plan to engage FundAmerica Securities, LLC, a FINRA registered broker-dealer firm, and its affiliates (collectively, "FundAmerica") for administrative and escrow services, but not for underwriting or selling services.  Subscriptions will generally be made electronically by prospective investors on www.startengine.com into the FundAmerica escrow account, where they will be reviewed by  FundAmerica for suitability, eligibility, compliance and completeness.  FundAmerica will notify each subscriber by secure email whether their subscription is accepted or rejected.  For those subscriptions that are rejected, funds will promptly be credited back to the subscriber from the escrow account.  Subscriptions that are accepted by FundAmerica must also be accepted by the Company.

We have not entered into selling agreements with any broker-dealers to date.  In the future, we may change this policy and also offer shares through our officers, directors and employees, and possibly through registered broker-dealers who are members of the Financial Industry Regulatory Authority ("FINRA") and finders.  We may pay selling commissions to participating broker-dealers who are members of FINRA for shares sold by them, equal to a percentage of the purchase price of the shares.  We may pay finders fees to persons who refer investors to us.  Finders fees and brokerage commissions may be paid in cash, common stock and warrants.  We may also issue shares and grant stock options or warrants to purchase our common stock to broker-dealers for sales of shares attributable to them, and to finders, and reimburse them for due diligence and marketing costs on an accountable or nonaccountable basis.  Participating broker-dealers, if any, and others may be indemnified by us with respect to this offering and the disclosures made in this Offering Circular.

Proposed Administrative Agreement

We plan to engage FundAmerica Securities, LLC, a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:

1.	Accept investor data from the Company, generally via the FundAmerica Technologies software system, but also via other means as may be established by mutual agreement of FundAmerica and the Company;

2.

Review and process information from potential investors, including but not limited to running reasonable background checks for anti-money laundering ("AML"), IRS tax fraud identification and USA PATRIOT Act purposes, and gather and review responses to customer identification information;

3.	Review subscription agreements received from prospective investors to confirm they are complete;

4.	Advise the Company as to permitted investment limits for investors pursuant to Regulation A, Tier 2;

5.	Contact the Company and/or the Company's agents, if needed, to gather additional information or clarification from prospective investors;

6.	Provide the Company with prompt notice about inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

7.	Provide investors with email confirmations relating to the Offering and their participation in it;

8.

Serve as registered agent where required for state blue sky requirements, provided that in no circumstance will FundAmerica solicit a securities transaction, recommend the Company's securities or provide investment advice to any prospective investor;

9.

Transmit data to the Company's transfer agent in the form of book-entry data for maintaining the Company's responsibilities for managing investors (investor relationship management, aka "IRM") and record keeping;

10.	Keep investor details and data confidential and not disclose to any third party except as required by regulators, by law or in our performance under this Agreement (e.g. as needed for AML);

11.	Comply with any required FINRA filings including filings required under Rule 5110 for the offering; and

12.	Transmit any checks received from investors for deposit into the escrow account no later than noon the next business day after receipt.

The FundAmerica facilitation, administration and technology service fees will be 1.0% (100 basis points) of the gross proceeds of the offering, including as consideration for FundAmerica acting as an accommodating broker-dealer.  Additionally, the Company agrees to pay FundAmerica an AML fee of $60.00 for each international investor.  The Company is responsible for and will pay to FINRA the fee for filing the offering pursuant to Rule 5110 and fees due to third-party due diligence service providers.  In addition, we would pay FundAmerica Securities $500 for escrow account set up, and $25 per month for so long as the offering is being conducted. We may also pay FundAmerica Technologies, LLC an accounting fee of up to $5.00 for each transaction in the escrow account, up to $10.00 for each check processed, up to $15.00 per wire transfer ($15.00 per issuer outgoing wire plus .0025% per such wire), and up to $45.00 for each bad actor check (per entity, including issuer and each associated person).

FundAmerica Securities Transfer LLC, an affiliate of FundAmerica, may serve as transfer agent to maintain stockholder information on a book-entry basis.  The fee for this service is $25.00 per month plus additional fees for services performed as a result of secondary market activity, if any.  FundAmerica is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company's securities or provide investment advice to any prospective investor, or make securities recommendations to investors.  FundAmerica is not distributing any securities offering prospectuses or making any oral representations concerning the securities offering prospectus or the securities offering.  Based upon FundAmerica Securities, LLC's anticipated limited role in this offering, it has not and will not conduct extensive due dilligence of this securities offering and no investor should rely on FundAmerica's involvement in this offering as any basis for a belief that it has done extensive due dilligence.  FundAmerica does not expressly or impliedly affirm the completeness or accuracy of the Offering Circular presented to investors by the issuer.  All inquiries regarding this offering should be made directly to the Company.

The Posting Agreement

                The Company has entered into a Posting Agreement with StartEngine Crowdfunding, Inc. ("StartEngine"), a portal website that hosts public securities offerings, primarily those that are exempt from registration under Regulation A+ promulgated under Section 3(b) of the Securities Act of 1933, as amended.  In consideration for hosting the public offering covered by this Offering Circular, including posting our Offering Circular, Subscription Documents and related materials on startengine.com, and integrating FundAmerica Securities, LLC, a registered member of FINRA, to administer the review and processing of subscriptions by investors, and to provide escrow and transfer agent services for the Company and this offering, StartEngine will receive the following compensation from the Company, payable from the escrow account as subscription funds are deposited and accepted by FundAmerica and the Company.

1.   A cash payment of $100 per investor who is accepted as a shareholder of the Company, not to exceed $2,000,000;

2.  A number of five year warrants to purchase the Company's common stock exercisable at $5.00 per share on a cash or cashless basis, equal to the product of 100 multiplied by the number of investors in this offering, with that number then divided by 0.3 (30%) of $5.00, the offering price, or 1.50, not to exceed 350,000 warrants.  To illustrate, assuming we have 3,000 investors, the formula would be:

Number of warrants = (100 x 3,000) = 300,000 / 0.3 x 5.00 =  200,000 warrants.  The warrants have standard adjustment provisions for stock splits, stock dividends, recapitalizations and similar transactions, and a most favored pricing adjustment clause applicable to its exercise price during the term of the warrant.   Either party may terminate the agreement at any time upon 15 business days prior written notice to the other party, provided, that the Company is not permitted to re-post on a website that competes with StartEngine for a period of 30 days after termination if the Company terminates this offering early without cause and Start Engine is not then in breach of this agreement.

REPORTS TO SHAREHOLDERS

For tax and accounting purposes, our fiscal year will end on June 30th of each year and all financial information will be prepared in accordance with the accrual method of accounting.  The books and records of account will be kept at our address.  We will furnish each shareholder, within 120 days after the end of each fiscal year, our audited financial statements in an Annual Report on Form 1-K filed with the Securities Exchange Commission, and within 90 days after the 31st of December of each fiscal year, our unaudited financial statements in a Semi-Annual Report on Form 1-S, also filed with the Securities Exchange Commission.

ADDITIONAL INFORMATION

This Offering Circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in us.  Such documents are available for inspection during regular business hours at our office by appointment, and upon written request, copies of documents not annexed to this Offering Circular will be provided to prospective investors.  Each prospective investor is invited to ask questions of, and receive answers from, our representatives.  Each prospective investor is invited to obtain such information concerning us and this offering, to the extent we possess the same or can acquire it without unreasonable effort or expense, as such prospective investor deems necessary to verify the accuracy of the information referred to in this Offering Circular.  Arrangements to ask such questions or obtain such information should be made by contacting investorrelations@hygen.com.  We reserve the right, however, in our sole discretion, to condition access to information that management deems proprietary in nature, on the execution by each prospective investor of appropriate confidentiality agreements prior to having access to such information.

The offering of the common stock is made solely by this Offering Circular and the exhibits hereto.  The prospective investors have a right to inquire about and request and receive any additional information they may deem appropriate or necessary to further evaluate this offering and to make an investment decision.  Our representatives may prepare written responses to such inquiries or requests if the information requested is available.  The use of any documents other than those prepared and expressly authorized by us in connection with this offering is not permitted, and should not be relied upon by any prospective investor.

ONLY INFORMATION OR REPRESENTATIONS CONTAINED HEREIN MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR IN CONNECTION WITH THE OFFER BEING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.  INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.  THE INFORMATION PRESENTED IS AS OF THE DATE ON THE COVER HEREOF UNLESS ANOTHER DATE IS SPECIFIED, AND NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED SUBSEQUENT TO SUCH DATES(S).

FINANCIAL STATEMENTS

The financial statements of HyGen Industries, Inc. as of June 30, 2015 and for the period from August 13, 2014 (Inception) to June 30, 2015, have been audited by dbbmckennon, certified public accountants.  The Company's fiscal year ends on June 30th of each year.   The financial statements of the Company as of December 31, 2015 and for the six months ended December 31, 2015 and the period from Inception to December 31, 2014 have been prepared by our management and have not been audited by our independent certified public accountants.

HYGEN INDUSTRIES, INC.

FINANCIAL STATEMENTS

(Audited)

As of June 30, 2015

and for the period from

August 13, 2014 through June 30, 2015

FINANCIAL STATEMENTS

(Unaudited)

As of December 31, 2015

and for the six months

ended December 31, 2015

and period from

August 13, 2014 to December 31, 2014

HyGen Industries, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

HyGen Industries, Inc.

We have audited the accompanying balance sheet of HyGen Industries, Inc. (the "Company") as of June 30, 2015, and the related statements of operations, shareholder's deficit, and cash flows for the period from inception (August 13, 2014) through June 30, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as of June 30, 2015. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HyGen Industries, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the period from inception (August 13, 2014) through June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficit and will incur significant additional costs to develop its hydrogen fueling stations which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbmckennon

Newport Beach, California

November 9, 2015

HYGEN INDUSTRIES, INC.

BALANCE SHEET

AS OF JUNE 30, 2015

Assets:
Cash	$ 138,898
Accounts receivable	558,508
Current assets	697,406

Property and equipment, net	-
Total assets	$ 697,406

Liabilities and Members' Deficit:
Accounts payable	$ 473,267
Accrued liabilities	800
Retainage payable	250,637
Due to related parties and affiliates	24,416
Current liabilities	749,120
Total liabilities	749,120

Commitments and contingencies (Note 6)	-

Stockholders' Deficit:
Preferred stock, $0.001 par value; 10,000,000 shares authorized: 0 issued and outstanding at June 30, 2015	-
Common stock, $0.001 par value; 490,000,000 shares authorized; 10,000,000 shares issued and outstanding at June 30, 2015	10,000
Paid-in capital	170,594
Accumulated deficit	(232,308)
Total stockholders' deficit	(51,714)
Total liabilities and stockholders' deficit	$ 697,406

The accompanying notes are an integral part of these financial statements.

 HYGEN INDUSTRIES, INC.

STATEMENT OF OPERATIONS

FROM AUGUST 13, 2014 (INCEPTION) TO JUNE 30, 2015

Revenue - CEC contract	$ 205,944

Cost of revenue	-

Gross profit	205,944

Operating Expenses
General and administrative	437,452
Total operating expenses	437,452

Loss before provision for income taxes	(231,508)

Provision for income taxes	800

Net loss	$ (232,308)

Basic and diluted loss per common share	$ (0.02)

Weighted average common shares outstanding, basic and diluted	10,000,000

The accompanying notes are an integral part of these financial statements.

HYGEN INDUSTRIES, INC.

STATEMENT OF STOCKHOLDERS' DEFICIT

FROM AUGUST 13, 2014 (INCEPTION) TO JUNE 30, 2015

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at August 13, 2014	-	$ -	-	$ -	$ -	$ -	$ -
Founders shares	-	-	10,000,000	10,000	(10,000)	-	-
Contributed services by shareholders	-	-	-	-	180,594	-	180,594
Net loss	-	-	-	-	-	(232,308)	(232,308)
Balance at June 30, 2015	-	$ -	10,000,000	$ 10,000	$ 170,594	$ (232,308)	$ (51,714)

The accompanying notes are an integral part of these financial statements.

HYGEN INDUSTRIES, INC.

STATEMENT CASH FLOWS

FROM AUGUST 13, 2014 (INCEPTION) TO JUNE 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (232,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Contributed services	180,594
Changes in operating assets and liabilities:
Accounts receivable	(558,508)
Accrued liabilities	800
Accounts payable	473,267
Retainage payable	250,637
Net cash provided by operating activities	114,482

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in-progress-payments	(1,987,204)
Construction in-progress - reimbursements from CEC	1,987,204
Net cash used in investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from advances from related parties and affiliates	24,416
Net cash provided by financing activities	24,416

Increase in cash and cash equivalents	138,898
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 138,898

Supplemental disclosures of cash flow information:
Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF OPERATIONS

HyGen Industries, Inc. was incorporated on August 13, 2014 in the State of California. The Company's headquarters are located in Los Angeles, California.  The Company is in the process of developing hydrogen fueling stations where it will sell hydrogen fuel produced from renewable resources.  The financial statements of HyGen Industries, Inc. (which may be referred to as "HyGen," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On August 29, 2014, the Company was awarded a grant ("CEC Grant") from the California Energy Commission ("CEC") under the CEC's Alternative and Renewable Fuel and Vehicle Technology Program to design, install, and operate three hydrogen fueling stations at select locations in California.  The budget for the installation of the three fueling stations totals $9,765,678, of which up to $5,306,814 will be reimbursed by the CEC for qualified costs, if the Company meets all required deadlines, and $4,458,864 will be the responsibility of the Company's match portion.  The Company's match portion can be from money raised or in-kind contributions.  If the Company does not meet all required deadlines, its reimbursement will be reduced by up to 15%, which the Company will have to cover with working capital.

The Company operates in a rapidly changing technological market and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to expand beyond the Company's current development.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, and the valuation allowance related to deferred tax assets.  It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, retainage payable, and amounts due from related parties and affiliates. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Net Loss Per Share

The Company applies Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 260, "Earnings per Share." Basic earnings (loss) per share are computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods for which no common share equivalents are included because their effect would be anti-dilutive. There were no stock options or other securities that were excluded from the calculation of diluted net loss per share for the period ended June 30, 2015.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from the operation of hydrogen fueling stations to date.  The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or government budget cuts could have a material adverse effect on the Company's financial condition and the results of its operations.

In addition, the Company will contend with other companies that are competing for the same state government grants.  Other companies may have a competitive advantage, both in size and resources.

The hydrogen infrastructure industry is characterized by rapid changes in technology.  As a result, the Company's products, services, and/or expertise may become obsolete and/or uneconomic.  The Company's future success will depend on its ability to adapt to technological advances, anticipate customer and market demands, and enhance our current products and services.

Further, the Company's products and services must remain competitive with those of other industries which may have substantially greater resources, particularly the gasoline industry.  Currently, gasoline prices are at near record lows and our product is unable to compete with gasoline based on price alone.  Our expectation is that gasoline prices will increase and our cost of producing hydrogen will decrease as more hydrogen fueling stations are installed.  In the interim, we are dependent on attracting customers that are not basing their purchasing decisions on price alone.

Going Concern

We rely heavily on the CEC Grant for reimbursement of costs for the installation of the hydrogen fueling stations and operating capital.  In addition, the Company did not complete the installation of the three hydrogen fueling stations by October 31, 2015, which could adversely affect the level of funding under the CEC Grant.  As of June 30, 2015, we had negative working capital of $51,714 and will incur additional costs prior to receiving reimbursement from the CEC.  These above matters raise substantial doubt about the Company's ability to continue as a going concern.  Throughout fiscal 2016, the Company intends to fund its operations with funding from the CEC Grant and from the proceeds of an anticipated debt and/or equity funding.  If we cannot raise additional short term capital, we may consume all of our cash reserved for operations.  There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost, net of reimbursements from the CEC Grant. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life.  Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. During the period ended June 30, 2015, the Company began to capitalize costs in connection with the CEC Grant which had related reimbursements. The reimbursable portion was treated as a reduction of the capitalizable costs incurred. During this time, the Company expended $1,987,204 with a like amount being reimbursed by the CEC for net capitalized property and equipment of zero.

Impairment of Long-Lived assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the period ended June 30, 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company will recognize revenues from 1) sales of hydrogen from its fueling stations when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As discussed in Note 3, the Company received a grant from the CEC. The CEC Grant generally provides for payment in connection with related development and construction costs involving the procurement and installation of hydrogen fueling stations. Grant award reimbursements were recorded as either contra assets or as revenues depending upon whether the reimbursement is for capitalized costs or operating expenses incurred by the Company. Contra capitalized cost and revenues from the grant were recognized in the period during which the conditions under the grant had been met and the Company had incurred cost for the related asset or expense.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740").  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2015, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

Accounts receivable and revenue as of June 30, 2015 and for the year then ended was 100% from the CEC Grant. Management believes the loss of the CEC Grant will have a material impact on the Company's financial position, results of operations, and cash flows. The Company is currently investigating other sources of funding.

As of June 30, 2015 one vendor made up 89% of the Company's accounts payable as of June 30, 2015.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016.

In April 2015, the FASB issued ASU No. 2015‑03, "Interest-Imputation of Interest," to simplify the presentation of debt issuance costs by requiring that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts, whereas currently the debt issuance costs are presented as an asset. The Company expects to adopt ASU No. 2015‑03 in the fourth quarter of 2015. The Company does not believe the adoption of this guidance will have a material impact on its Financial Statements.

The Financial Accounting Standards Board issues Accounting Standard Updates ("ASU") to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC.  The Company believes those issued to date and not disclosed either (i) provided supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 - DEVELOPMENT CONTRACT

On August 29, 2014 the Company was awarded the CEC Grant to design, install, and operate three hydrogen fueling stations at select locations in California.  The grant budgets for total costs of $9,765,678, of which up to $5,306,814 will be reimbursed by the CEC for qualified costs, if the Company meets all required deadlines, and $4,458,864 will be the responsibility of the Company's match portion.  The Company's match portion can be from money raised or in-kind contributions.  If the Company does not meet all required deadlines, its reimbursement will be reduced by up to 15%, which the Company will have to cover with working capital.

As of June 30, 2015, the Company has applied for $2,193,148 in reimbursements from the CEC, $558,508 of which is included in accounts receivable as of June 30, 2015.  The Company has provided matching funds and/or in-kind contributions of $994,511.  Accordingly, the Company is eligible to receive $3,113,666 in additional reimbursements under the grant.

In-kind contributions include discounted payments to contractors, discounts provided by major equipment vendors, and an overhead allowance provided by the CEC based on eligible reimbursable costs.  In-kind contributions related to services from shareholders amounted to $180,594 and are accounted for as contributed capital with the expense recognized to operations.  In-kind discounts from significant equipment vendors, services providers, and overhead allocations have no effect on the financial statements but are included in invoices sent to the CEC as in-kind contributions for tracking purposes.

The property and equipment used for the fueling stations is the property of the company, but is held as collateral by the CEC if the Company is unable to fulfill its obligations under the CEC Grant.  If this occurs, the Company would forfeit any rights to the property and equipment and ultimate disposition of the fueling stations would be to the decision of the CEC.  There are no indications that the Company will not be able to fulfill its obligations under the CEC Grant and retain ownership of the fueling stations.

Per the terms of the CEC Grant, in order to receive the maximum award, the three fueling stations must have commenced operation by October 31, 2015.  The Company did not complete the three stations by October 31, 2015.  Consequently, the Company may not receive the maximum award, but has no indication from the CEC that the award will be less than what is necessary to complete the three fueling stations.  See risks and uncertainties in Note 2.

NOTE 4 - RETAINAGE PAYABLE

The Company withholds from its vendors 15% of the total payable as it relates to services or goods received for the CEC Grant.  As of June 30, 2015, retainage payable was $250,637 and is expected to be paid upon the conclusion of the installation of the CEC Grant when all monies under the grant are received.

NOTE 5 - DUE TO RELATED PARTIES

From time to time, related parties make payments on the Company's behalf or advance cash to the Company for operating costs which require repayment.  Such transactions are considered short-term advances and non-interest bearing.  The Company expects to make repayments of advances in the near term.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has entered into lease agreements with two gas stations in California.  The agreements allow the Company to install the hydrogen fueling station equipment at the facilities.

On December 29, 2014, the Company entered into a four year lease agreement with the owner of a gas station (the "Station") located in Rohnert Park, California.  The Company leases approximately 400 square feet where equipment is to be installed. As compensation, the Station shall be paid 50% of the net profit generated by the hydrogen fueling station as defined by the agreement (min. $1.00/kg). The Station will then remit the remaining portion of the net profit to the Company by the 10th day of the following month.  The Company is responsible for the maintenance and repair of equipment and the Station is responsible for the operation and collection of fees.  The agreement automatically renews for successive one year periods unless 60 day notice is provided. Equipment has not yet been installed at this facility as of June 30, 2015.

On December 29, 2014 the Company entered into a four year license agreement with the owner of a gas station (the "Station 2") in Orange County, California.  As compensation, for the first six months after the commencement of operations at Station 2, Station 2 shall receive/retain $1.00 per kg plus certain overhead costs as defined by the agreement.  Beginning with the seventh month, at their sole discretion, Station 2 can choose either to receive/retain $1,750 per month plus $0.25 per kg hydrogen produced plus certain overhead costs or. continue with the amount defined during the first six months of the agreement.  The Company receives the net proceeds by the 15th day of the following month.  The Company is responsible for the maintenance and repair of equipment and Station 2 is responsible for the operation and collection of fees.  The agreement can be terminated after three years.  The agreement automatically renews for successive five year periods unless 60 day notice is provided by the end of the agreement term.   Equipment has not yet been installed at this facility as of June 30, 2015.

The Company is responsible for staying in compliance with the CEC Grant per the terms of the grant.  If the Company is unable to comply with those terms or is unable to match the funds called for under grant, the Company may be liable for any money received that is deemed inappropriate by the CEC.

NOTE 7 - STOCKHOLDERS DEFICIT

Preferred Stock

We have authorized the issuance of a total of 10,000,000 shares of our preferred stock, each share having a par value of $0.001.

Common Stock

We have authorized the issuance of 490,000,000 shares of our common stock, each share having a par value of $0.001.   As of June 30, 2015, the Company has issued 10,000,000 shares to its founders as founders stock.

Contributed services

The Company has negotiated with certain service providers and contractors, many of whom are also shareholders, to provide services at half of their approved rate under the CEC Grant.  Accordingly, half of the services provided by shareholders are considered contributed services to the Company and included in additional paid-in capital.  During the period ended June 30, 2015 such charges amounted to $180,594 and are included in general and administrative expenses in the statement of operations.

Stock Options

On January 22, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan (the "2015 Plan").  The 2015 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights ("SARs"), stock awards, and performance shares.  Up to 2,250,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.  As of June 30, 2015, there have been no grants made under the 2015 Plan.

 NOTE 8 - INCOME TAXES

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended June 30, 2015:

Pretax loss
Federal tax at statutory rate	34.0%
Permanent differences:
State income taxes, net of federal benefit	-0.1%
Fair value of contributed services	-27.2%
Non-deductible entertainment	0.0%
Temporary differences:
Change in valuation allowance	-6.7%

Total provision	0.0%

The major components of the deferred taxes are as follows at June 30, 2015:

Noncurrent:
Net Operating loss carryforwards	$ 20,000
Valuation allowance	(20,000)

Net deferred tax asset	$ -

Based on federal tax returns filed or to be filed through June 30, 2015, we had available approximately $50,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.  Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes.  For Federal income tax purposes, the net operating losses begin to expire in 2035.  State net operating loss carryforwards through June 30, 2015 are approximately $50,000 and begin to expire in 2022. The Company's valuation allowance increased by $20,000 during fiscal 2015.

The United States Federal return year of 2015 is still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations. We are subject to examination by the California Franchise Tax Board for the 2015 year and currently do not have any ongoing tax examinations.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2015 through November 9, 2015, the issuance date of these financial statements.  There have been no other events or transactions during this time which would have a material effect on these financial statements.

HYGEN INDUSTRIES, INC.

BALANCE SHEETS

(UNAUDITED)

	December 31, 2015	June 30, 2015

Assets:
Cash	$62,653	$138,898
Accounts receivable	62,994	558,508
Other current assets	25,000	-
Current assets	150,647	697,406

Construction in-progress	504,285	-
Total assets	$654,932	$697,406

Liabilities and Stockholders' Equity:
Accounts payable	$401,267	$473,267
Accrued liabilities	1,414	800
Retainage payable	333,210	250,637
Due to related parties and affiliates	26,416	24,416
Convertible debt	20,000	-
Current liabilities	782,307	749,120
Total liabilities	782,307	749,120

Commitments and contingencies (Note 7)	-	-

Stockholders' Deficit:
Preferred stock, $0.001 par value; 10,000,000 shares authorized: zero issued and outstanding at December 31 and June 30, 2015	-	-
Common stock, $0.001 par value; 490,000,000 shares authorized; 10,000,000 shares issued and outstanding at December 31, 2015 and June 30, 2015	10,000	10,000
Paid-in capital	270,134	170,594
Accumulated deficit	(407,509)	(232,308)
Total stockholders' deficit	(127,375)	(51,714)
Total liabilities and stockholders' deficit	$654,932	$697,406

The accompanying notes are an integral part of these financial statements.

F-1

HYGEN INDUSTRIES, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

		Period from
		August 13, 2014
	Six Months Ended	(Inception) to
	December 31, 2015	December 31, 2014

Revenue - CEC contract	$ 125,806	$ 56,183

Unbilled revenue- CEC contract	-	22,199
	125,806	78,382

Operating Expenses
General and administrative	300,393	215,066
Total operating expenses	300,393	215,066

Operating loss	(174,587)	(136,684)

Interest expense	(614)	-
Total other income (expense)	(614)	-

Net loss	$ (175,201)	$ (136,684)

Basic and diluted loss per common share	$ (0.02)	$ (0.01)

Weighted average common shares outstanding, basic and diluted	10,000,000	10,000,000

The accompanying notes are an integral part of these financial statements.

F-2

HYGEN INDUSTRIES, INC.

STATEMENTS CASH FLOWS

(UNAUDITED)

		Period from
		August 13, 2014
	Six Months Ended	(Inception) to
	December 31, 2015	December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(175,201)	$(136,684)
Adjustments to reconcile net loss to net cash used in operating activities:
Contributed services	99,540	90,534
Changes in operating assets and liabilities:
Accounts receivable	495,514	(559,955)
Unbilled receivable	-	(48,676)
Accrued liabilities	614	-
Accounts payable	(342,642)	616,860
Retainage payable	41,113	13,341
Other current assets	(25,000)	-
Net cash provided by (used in) operating activities	93,938	(24,580)

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in-progress-payments	(304,002)	-
Construction in-progress - reimbursements from CEC	111,819	-
Net cash used in investing activities	(192,183)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from advances from related parties and affiliates	2,000	24,644
Proceeds from convertible note	20,000	-
Net cash provided by financing activities	22,000	24,644

Increase in cash and cash equivalents	(76,245)	64
Cash and cash equivalents, beginning of period	138,898	-
Cash and cash equivalents, end of period	$62,653	$64

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

F-3

NOTE 1 - NATURE OF OPERATIONS

HyGen Industries, Inc. was incorporated on August 13, 2014 in the State of California. The Company's headquarters are located in Los Angeles, California.  The Company is in the process of developing hydrogen fueling stations where it will sell hydrogen fuel produced from renewable resources.  The financial statements of HyGen Industries, Inc. (which may be referred to as "HyGen," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On August 29, 2014, the Company was awarded a grant ("CEC Grant") from the California Energy Commission ("CEC") under the CEC's Alternative and Renewable Fuel and Vehicle Technology Program to design, install, and operate three hydrogen fueling stations at select locations in California.  The budget for the installation of the three fueling stations totals $9,765,678, of which up to $5,306,814 will be reimbursed by the CEC for qualified costs, if the Company meets all required deadlines, and $4,458,864 will be the responsibility of the Company's match portion.  The Company's match portion can be from money raised or in-kind contributions.  If the Company does not meet all required deadlines, its reimbursement will be reduced by up to 15%, which the Company will have to cover with working capital.  Because our fueling stations have not yet commenced operations, we lost approximately $56,800 of the construction grant, reducing our construction grant to approximately $5,250,000.  Moreover, our grant for annual operating costs for three years is reduced from $60,000 per year per station to zero for each fueling station that does not commence operations by October 31, 2016.

The Company operates in a rapidly changing technological market and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to expand beyond the Company's current development.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with the accounting principles generally accepted in the Unites States of America have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended June 30, 2015. The results of operations for the six-months ended December 31, 2015 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of construction in-progress, and long-lived assets, and the valuation allowance related to deferred tax assets.  It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

F-4

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, retainage payable, and amounts due from related parties and affiliates. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Net Loss Per Share

The Company applies Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 260, "Earnings per Share." Basic earnings (loss) per share are computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods for which no common share equivalents are included because their effect would be anti-dilutive. There were no stock options or other securities that were excluded from the calculation of diluted net loss per share for the six-months ended December 31, 2015 and 2014.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from the operation of hydrogen fueling stations to date.  The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or government budget cuts could have a material adverse effect on the Company's financial condition and the results of its operations.

In addition, the Company will contend with other companies that are competing for the same state government grants.  Other companies may have a competitive advantage, both in size and resources.

The hydrogen infrastructure industry is characterized by rapid changes in technology.  As a result, the Company's products, services, and/or expertise may become obsolete and/or uneconomic.  The Company's future success will depend on its ability to adapt to technological advances, anticipate customer and market demands, and enhance our current products and services.

Further, the Company's products and services must remain competitive with those of other industries which may have substantially greater resources, particularly the gasoline industry.  Currently, gasoline prices are at near record lows and our product is unable to compete with gasoline based on price alone.  Our expectation is that gasoline prices will increase and our cost of producing hydrogen will decrease as more hydrogen fueling stations are installed.  In the interim, we are dependent on attracting customers that are not basing their purchasing decisions on price alone.

Going Concern

We rely heavily on the CEC Grant for reimbursement of costs for the installation of the hydrogen fueling stations and operating capital.  In addition, the Company did not complete the installation of the three hydrogen fueling stations by October 31, 2015, the deadline for such installations, which has adversely affected the level

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of funding under the CEC Grant through a reduction in grant size by $56,800.  As of December 31, 2015, we had negative working capital of approximately $632,000 and will incur additional costs prior to receiving reimbursement from the CEC.  These above matters raise substantial doubt about the Company's ability to continue as a going concern.  Throughout fiscal 2016, the Company intends to fund its operations with funding from the CEC Grant and from the proceeds of an anticipated debt and/or equity funding.  If we cannot raise additional short term capital, we may consume all of our cash reserved for operations.  There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost, net of reimbursements from the CEC Grant. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life.  Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. The Company has been capitalizing costs in connection with the CEC Grant which had related reimbursements. The reimbursable portion was treated as a reduction of the capitalizable costs incurred. Since the beginning of the CEC grant, the Company incurred $2,603,023 of capitalizable costs with $2,099,023 reimbursed  by the CEC for net capitalized property and equipment of $504,285.

Convertible Debt

Convertible debt is accounted for under the guidelines established by Accounting Standards Codification ("ASC") 470-20 "Debt with Conversion and Other Options". ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting (explained below) does not apply. The amount of the value of warrants and beneficial conversion feature may reduce the carrying value of the instrument to zero, but no further. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt.

The Company calculates the fair value of warrants and conversion features issued with the convertible instruments using the Black-Scholes valuation method.  Under these guidelines, the Company allocates the value of the proceeds received from a convertible debt transaction between the conversion feature and any other detachable instruments (such as warrants) on a relative fair value basis. The allocated fair value is recorded as a debt discount or premium and is amortized over the expected term of the convertible debt to interest expense.

Revenue Recognition

The Company will recognize revenues from 1) sales of hydrogen from its fueling stations when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As discussed in Note 3, the Company received a grant from the CEC. The CEC Grant generally provides for payment in connection with related development and construction costs involving the procurement and installation of hydrogen fueling stations. Grant award reimbursements were recorded as either contra assets or as revenues depending upon whether the reimbursement is for capitalized costs or operating expenses incurred by the Company. Contra capitalized cost and revenues from the grant were recognized in the period during which the conditions under the grant had been met and the Company had incurred cost for the related asset or expense.

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Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

Accounts receivable and revenue as of December 31, 2015 and June 30, 2015 and for the six months ended December 31, 2015 and 2014 was 100% from the CEC Grant. Management believes the loss of the CEC Grant will have a material impact on the Company's financial position, results of operations, and cash flows. The Company is currently investigating other sources of funding.

As of June 30, 2015 two vendors made up 58% of the Company's accounts payable as of December 31, 2015.

Recent Accounting Pronouncements

On February 25, 2016, the Financial Accounting Standards Board (FASB) issued authoritative guidance intended to improve financial reporting about leasing transactions. The new guidance requires entities to recognize assets and liabilities for leases with lease terms of more than 12 months. The new guidance also requires qualitative and quantitative disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases. The new guidance on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is evaluating the impact of the new standard on its consolidated financial statements.

In November 2015, the FASB issued authoritative guidance related to balance sheet classification of deferred taxes. The new guidance requires entities to present deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as noncurrent in a classified balance sheet. It thus simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current or noncurrent in a classified balance sheet. Netting of DTAs and DTLs by tax jurisdiction is still required under the new guidance. The new authoritative guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted. The guidance is not expected to have a material impact on the audited annual financial statements.

The Financial Accounting Standards Board issues Accounting Standard Updates ("ASU") to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC.  The Company believes those issued to date and not disclosed either (i) provided supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 - DEVELOPMENT CONTRACT

On August 29, 2014 the Company was awarded the CEC Grant to design, install, and operate three hydrogen fueling stations at select locations in California.  The grant budgets for total costs of $9,765,678, of which up to $5,306,814 will be reimbursed by the CEC for qualified costs, if the Company meets all required deadlines, and $4,458,864 will be the responsibility of the Company's match portion.  The Company's match portion can be from money raised or in-kind contributions.  If the Company does not meet all required deadlines, its reimbursement will be reduced by up to 15%, which the Company will have to cover with working capital.  Because our fueling stations have not yet commenced operations, we lost approximately $56,800 of the construction grant, reducing our construction grant to approximately $5,250,000.  Moreover, our grant for annual operating costs for three years is reduced from $60,000 per year per station to zero for each fueling station that does not commence operations by October 31, 2016.

As of December 31, 2015, the Company has applied for $2,430,773 in reimbursements from the CEC, $62,994 of which is included in accounts receivable as of December 31, 2015.  The Company has provided matching funds and/or in-kind contributions of $1,431,921.

In-kind contributions include discounted payments to contractors, discounts provided by major equipment vendors, and an overhead allowance provided by the CEC based on eligible reimbursable costs.  In-kind contributions related to services from shareholders are accounted for as contributed capital with the expense

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recognized to operations.  In-kind discounts from significant equipment vendors, services providers, and overhead allocations have no effect on the financial statements but are included in invoices sent to the CEC as in-kind contributions for tracking purposes.

The property and equipment used for the fueling stations is the property of the company, but is held as collateral by the CEC if the Company is unable to fulfill its obligations under the CEC Grant.  If this occurs, the Company would forfeit any rights to the property and equipment and ultimate disposition of the fueling stations would be to the decision of the CEC.  There are no indications that the Company will not be able to fulfill its obligations under the CEC Grant and retain ownership of the fueling stations.

Per the terms of the CEC Grant, in order to receive the maximum award, the three fueling stations must have commenced operation by October 31, 2015.  The Company did not complete the three stations by October 31, 2015.  Consequently, the Company received notice on December 18, 2015 that the CEC Grant would be reduced.

NOTE 4 - RETAINAGE PAYABLE

The Company withholds from its vendors 15% of the total payable as it relates to services or goods received for the CEC Grant.  As of December 31, 2015, retainage payable was $333,210 and is expected to be paid upon the conclusion of the installation of the CEC Grant when all monies under the grant are received.

NOTE 5 - DUE TO RELATED PARTIES

From time to time, related parties make payments on the Company's behalf or advance cash to the Company for operating costs which require repayment.  Such transactions are considered short-term advances and non-interest bearing.  The Company expects to make repayments of advances in the near term.

NOTE 6 - CONVERTIBLE DEBT

In September 2015, the Company entered into a convertible note with a third party for aggregate proceeds of $20,000.  The note bears interest at 10% per annum and was due and payable at January 31, 2015.  The maturity date was subsequently extended to June 30, 2016.  The convertible note includes a bonus payment of $10,000 if the Company is successful in raising over $3.5M during the Company's Regulation A offering and also includes 10,000 warrants to purchase a like amount of the Company's common stock.  Per the amended terms of the contract, which were primarily to extend the agreement and clarify certain terms, the note principal and accrued interest thereon can be used as credit toward the purchase of shares in the Company's Regulation A offering at the option of the holder.  The 10,000 warrants are for three (3) years and exercisable at $5.00 per share.  The note states that the Company can extend the maturity date by sixty (60) days through the issuance of an additional warrant for each ten dollars ($10) of outstanding balance on the maturity date. These warrants would have the same terms as the warrants noted above

The Company valued the warrants using the Black-Scholes option pricing model and determined that the relative fair value of the warrants related to the debt was nominal and accordingly, no discount was recorded.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company has entered into lease agreements with two gas stations in California.  The agreements allow the Company to install the hydrogen fueling station equipment at the facilities.

On December 29, 2014, the Company entered into a four-year lease agreement with the owner of a gas station (the "Station") located in Rohnert Park, California.  The Company leases approximately 400 square feet where equipment is to be installed. As compensation, the Station shall be paid 50% of the net profit generated by the hydrogen fueling station as defined by the agreement (min. $1.00/kg). The Station will then remit the remaining portion of the net profit to the Company by the 10th day of the following month.  The Company is responsible for the maintenance and repair of equipment and the Station is responsible for the operation and collection of fees.  The agreement automatically renews for successive one year periods unless 60-day notice is provided. Equipment has not yet been installed at this facility as of December 31, 2015 as the Company is awaiting proper permitting.

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On December 29, 2014 the Company entered into a four-year license agreement with the owner of a gas station (the "Station 2") in Orange County, California.  As compensation, for the first six months after the commencement of operations at Station 2, Station 2 shall receive/retain $1.00 per kg plus certain overhead costs as defined by the agreement.  Beginning with the seventh month, at their sole discretion, Station 2 shall can choose either to receive/retain $1,750 per month plus $0.25 per kilogram hydrogen produced, plus certain overhead costs, or continue with the amount defined during the first six months of the agreement.  The Company receives the net proceeds by the 15th day of the following month.  The Company is responsible for the maintenance and repair of equipment and Station 2 is responsible for the operation and collection of fees.  The agreement can be terminated after three years.  The agreement automatically renews for successive five year periods unless 60-day notice is provided by the end of the agreement term.   Equipment has not yet been installed at this facility as of December 31, 2015 as the Company is awaiting proper permitting.

The Company is responsible for staying in compliance with the CEC Grant per the terms of the grant.  If the Company is unable to comply with those terms or is unable to match the funds called for under grant, the Company may be liable for any money received that is deemed inappropriate by the CEC.

NOTE 8 - STOCKHOLDERS DEFICIT

Preferred Stock

We have authorized the issuance of a total of 10,000,000 shares of our preferred stock, each share having a par value of $0.001.  No shares have been designated and thus none are outstanding.

Common Stock

We have authorized the issuance of 490,000,000 shares of our common stock, each share having a par value of $0.001.

Contributed services

The Company has negotiated with certain service providers and contractors, many of whom are also shareholders, to provide services at half of their approved rate under the CEC Grant.  Accordingly, half of the services provided by shareholders are considered contributed services to the Company and included in additional paid-in capital.  During the six-months ended December 31, 2015 and 2014, such charges amounted to $99,540 and $90,534, respectively and are included in general and administrative expenses in the statements of operations.

Stock Options

On January 22, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan (the "2015 Plan").  The 2015 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights ("SARs"), stock awards, and performance shares.  Up to 2,250,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.  As of December 31, 2015, there have been no grants made under the 2015 Plan.

NOTE 9 - SUBSEQUENT EVENTS

On March 28, 2016, the Company amended its convertible note outstanding to clarify certain terms.  See Note 6.

The Company has evaluated subsequent events that occurred after December 31, 2015 through April 8, 2016, the issuance date of these financial statements.  There have been no other events or transactions during this time which would have a material effect on these financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

HyGen Industries, Inc. is a California corporation formed in August 2014 initially to develop and build, in co-operation with the California Energy Commission ("CEC"), renewable hydrogen fueling stations as part of the State of California's Advanced Clean Car ("ACC") program.  With the signing into law of Assembly Bill ("AB 8"), the State of California has guaranteed to provide sufficient hydrogen infrastructure to accommodate the 2015 roll-out of hydrogen fuel cell electric vehicles ("FCEV").  AB 8 expands on the Zero Emission Vehicle ("ZEV") Action Plan which the Governor's Office released in February 2013.

California's hydrogen infrastructure program proposes $20M in annual funding for hydrogen stations through 2020.  HyGen secured a three station award from Program Opportunity Notice-13-607 ("PON-13-607") in November 2013.  We intend to participate in all future Program Opportunity Notices ("PONs") and plan to leverage knowledge, gained from our successful proposal, to obtain additional grants whenever the opportunity arises.

Under the terms of HyGen's PON-13-607 award, the CEC will grant up to $5.3M in funding toward the cost of three renewable hydrogen fueling stations in Orange, Pacific Palisades and Rohnert Park and up to $100,000 per annum per station for operation and maintenance costs for three years.  Our actual construction grant was reduced by approximately $56,800 to $5,250,000 since our stations were not operational by October 31, 2015.  Our annual operation and maintenance grant for three years is $60,000 provided that our stations are operational by October 31, 2016, and if not, this annual grant will be zero.  The station in Pacific Palisades was replaced by one in North Hollywood, California, with the CEC's approval.  We believe that the CEC funding will allow us to establish our brand of clean renewable hydrogen with minimal financial risk to us and our investors.  As FCEVs achieve market acceptance, we believe we will be able to access capital markets and deploy second generation systems to meet anticipated increased demand for hydrogen fuel.

The primary sources of revenue for HyGen during the CEC pilot program duration are expected to be state contributions to the operation and maintenance of hydrogen stations and the proceeds earned from the sale of hydrogen fuel for FCEVs.  Management also believes that revenue can be earned from the provision of consulting services to other renewable hydrogen fuel industry participants.

Plan of Operation

During the 12 month period following the commencement of this offering, we will be focused on building and installing our hydrogen fueling station equipment in the three stations with which we have definitive contracts, and arranging for the electricity supply needed for our on-site hydrogen production entirely from renewable sources.  The capital from this offering, assuming adequate amounts are raised, combined with our in-kind contributions, for which we have all needed commitments, should be adequate to fund our commitment to the funding from the CEC grant for all three stations.  We need net proceeds of approximately $3,300,000 from this offering to construct and launch our first three station installations covered by our CEC grant.  In order to net more than $3,300,000 from this offering for the stations, we must raise significantly more gross proceeds because we must first pay (i) syndication costs, (ii) the bridge note, (iii) certain accrued legal fees, and (iv) possibly other accounts payable before paying station construction costs.  If we raise less, we will only be able to construct one, two, or no stations, depending on the magnitude of the funding shortfall.  If we raise significantly more capital than required to net $3,300,000, we will recruit more stations for installation of our hydrogen fueling equipment, with or without CEC grant funding.  In any event, we intend to take all opportunities to apply for additional CEC grants for the construction of hydrogen fueling facilities in the future.

Capital Expenditure Commitments

                As of December 31, 2015, we had commitments to make capital expenditures of approximately $3,294,794 in connection with the installation of our hydrogen fueling infrastructure on the three fueling stations covered by our CEC grant.  We expect those capital expenditures to be funded by the proceeds of this offering.

Results of Operations

The period of August 13, 2014 (date of inception) to June 30, 2015

Revenue.  Total revenue for the period of August 13, 2014 (date of inception) to June 30, 2015 was $205,944.  Revenue was comprised of reimbursement of operating expenses directly related to the development of hydrogen fueling stations received from the California Energy Commission (CEC) from Program Opportunity Notice-13-607 ("PON-13-607").

Operating Expenses.  Operating expenses for the period of August 13, 2014 (date of inception) to June 30, 2015 were $437,452.  Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, and other administrative expenses associated with setting up our operations.

Net Loss.  Net loss for the period of August 13, 2014 (date of inception) to June 30, 2015 was ($232,308).  This net loss was the result of organization costs, consulting fees, accounting fees, and administrative costs associated with setting up our operations.  Currently operating costs exceed revenue because we intend to derive our revenue from sales of hydrogen fuel and station operating and maintenance funding from the CEC.  This revenue requires our hydrogen stations to be fully operational.

The period of June 30, 2015 to December 31, 2015

                Revenue.  Total revenue for the six months ended December 31, 2015 was $125,806 as compared to $78,382 for the six months ended December 31, 2014.  Revenue in both periods was comprised of reimbursement to us by the California Energy Commission of operating expenses directly related to the construction of hydrogen fueling stations obtained through the California Energy Commission (CEC) from Program Opportunity Notice-13-607.  Revenue increased in 2015 over the same period in 2014 as the pace of development of the hydrogen fueling installations progressed.

                Operating Expenses.  Operating expenses for the six months ended December 31, 2015 were $300,393 as compared to $215,066 for the same period in 2014.  Operating expenses in 2015 were comprised of accounting fees, legal fees and other administrative costs incurred to operate the business.  Increased operating costs in 2015 over the same period in 2014 primarily reflected increased management compensation.

                Net Loss.  Net loss for the last six months ended December 31, 2015 was ($175,201) as compared to ($136,684) for the same period in 2014.  Increased net loss in 2015 over the same period in 2014 was primarily caused by the increase in operating costs.  Currently, operating costs exceed revenue because the CEC grant reimbursements are less than the amount of our expenditures, and our planned hydrogen fueling stations are not yet operational, causing us not to earn potential revenue from annual operating and maintenance funding by the CEC, and from the sale of hydrogen fuel.

Liquidity and Capital Resources

We had net cash of $62,653 at December 31, 2015, primarily from the retention of subcontractor and vendor invoices and the retention of officers' remuneration.

During the period of June 30, 2015 to December 31, 2015, we used $93,938 of cash for operating activities. A portion of the funds were used to pay accounting fees, legal fees and general administration costs.

Cash provided by financing activities relating to advances from related parties and affiliates during the period of June 30, 2015 to December 31, 2015 was $22,000.

We will have additional capital requirements during 2016 and 2017.  We do not expect to be able to satisfy our cash requirements through sales, and therefore we will attempt to raise additional capital through the sale of our common stock.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all.  We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations.  The list is not intended to be a comprehensive list of all of our accounting policies.  In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application.  The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results.  Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company will recognize revenues from 1) sales of hydrogen from its fueling stations when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As discussed in Note 3 of the financial statements, the Company received a grant from the CEC. The CEC Grant generally provides for payment in connection with related development and construction costs involving the procurement and installation of hydrogen fueling stations. Grant award reimbursements were recorded as either contra assets or as revenues depending upon whether the reimbursement is for capitalized costs or operating expenses incurred by the Company. Contra capitalized cost and revenues from the grant were recognized in the period during which the conditions under the grant had been met and the Company had incurred cost for the related asset or expense.

Stock Based Compensation Expense

The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

PART III - EXHIBITS

Item 16	Index to Exhibits

2.1	Articles of Incorporation*
2.2	Bylaws*
4.1	Subscription Documents
6.1	Grant by the California Energy Commission to HyGen Industries, Inc.*
6.2	Posting Agreement with StartEngine CrowdFunding, Inc.*
6.3	Agreement for Station in Orange, California*
6.4	Agreement for Station in Rohnert Park, California*
6.5	Agreement for Station in North Hollywood, California*
6.6	Letter from Giner, Inc. dated October 1, 2014*
6.7	Letter from RIX Industries, dated July 25, 2014*
6.8	Letter from CP Industries, dated July 16, 2014*
11.1	Consent of Independent Certified Public Accountants
12.	Legal Opinion of Richardson & Associates

*Filed with the original Offering Statement or with Pre-Qualification Amendment No. 1 or No. 2 to it.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on July 11, 2016.

(Exact name of issuer as specified in its charter):           HyGen Industries, Inc.

By (Signature and Title):

/s/ Richard Capua

Richard Capua, President (Principal Executive Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature):  /s/ Paul Dillon

(Title):         Paul Dillon, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)

(Date): July 11, 2016

/s/ Paul Staples	/s/ Paul Dillon
Paul Staples, Director	Paul Dillon, Director

./s/ Richard Capua	/s/ Alexander Kolb
Richard Capua, Interim Chairman and President	Alexander Kolb, Director

/s/ Glenn Rambach	/s/ Dr. Woodrow Clark II
Glenn Rambach, Director	Dr. Woodrow Clark II, Director